UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☑ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the quarter ended September 30, 2012.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 30 SEPTEMBER 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
10000000	**TOTAL ASSETS**	**1,990,686,038**	**1,983,396,056**	**1,869,523,663**
11000000	**TOTAL CURRENT ASSETS**	**337,326,322**	**354,249,134**	**310,909,430**
11010000	CASH AND CASH EQUIVALENTS	114,317,489	114,368,236	131,182,925
11020000	SHORT-TERM INVESMENTS	0	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
11020020	TRADING INVESTMENTS	0	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0	0
11030000	TRADE RECEIVABLES, NET	106,795,518	108,534,309	73,253,779
11030010	TRADE RECEIVABLES	107,737,732	110,185,711	74,810,632
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-942,214	-1,651,402	-1,556,853
11040000	OTHER RECEIVABLES, NET	42,367,788	46,124,360	47,633,604
11040010	OTHER RECEIVABLES	42,367,788	46,124,360	47,633,604
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0
11050000	INVENTORIES	48,951,718	45,040,255	39,267,871
11051000	BIOLOGICAL CURRENT ASSETS	0	0	0
11060000	OTHER CURRENT ASSETS	24,893,809	40,181,974	19,571,251
11060010	PREPAYMENTS	0	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	10,970,523	15,525,994	19,571,251
11060030	ASSETS AVAILABLE FOR SALE	0	0	0
11060040	DISCONTINUED OPERATIONS	0	0	0
11060050	RIGHTS AND LICENSES	0	0	0
11060060	OTHER	13,923,286	24,655,980	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,653,359,716**	**1,629,146,922**	**1,558,614,233**
12010000	ACCOUNTS RECEIVABLE, NET	0	0	0
12020000	INVESTMENTS	16,491,502	15,646,163	13,520,253
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	13,895,524	12,913,363	11,116,079
12020020	HELD-TO-MATURITY INVESTMENTS	0	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
12020040	OTHER INVESTMENTS	2,595,978	2,732,800	2,404,174
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,616,104,302	1,594,573,945	1,529,581,942
12030010	LAND AND BUILDINGS	1,061,615,305	986,303,261	876,132,294
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,573,583,146	1,523,743,432	1,469,652,220
12030030	OTHER EQUIPMENT	68,134,251	67,136,596	61,087,876
12030040	ACCUMULATED DEPRECIATION	-1,207,348,093	-1,107,758,014	-996,872,489
12030050	CONSTRUCTION IN PROGRESS	120,119,693	125,148,670	119,582,041
12040000	INVESTMENT PROPERTY	0	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0	0
12060000	INTANGIBLE ASSETS,NET	19,692,020	18,772,956	14,900,990
12060010	GOODWILL	0	0	0
12060020	TRADEMARKS	0	0	0
12060030	RIGHTS AND LICENSES	1,121,748	1,147,317	1,197,661
12060031	CONCESSIONS	0	0	0
12060040	OTHER INTANGIBLE ASSETS	18,570,272	17,625,639	13,703,329
12070000	DEFERRED TAX ASSETS	1,071,892	153,858	611,048
12080000	OTHER NON-CURRENT ASSETS	0	0	0
12080001	PREPAYMENTS	0	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
12080020	EMPLOYEE BENEFITS	0	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0	0
12080030	DISCONTINUED OPERATIONS	0	0	0
12080040	DEFERRED CHARGES	0	0	0
12080050	OTHER	0	0	0
20000000	**TOTAL LIABILITIES**	**1,845,643,144**	**1,857,335,851**	**1,645,768,091**
21000000	**TOTAL CURRENT LIABILITIES**	**237,416,500**	**253,445,152**	**207,206,495**
21010000	BANK LOANS	63,684,872	79,801,994	73,997,547
21020000	STOCK MARKET LOANS	39,068,750	30,695,455	15,557,070
21030000	OTHER LIABILITIES WITH COST	0	0	0
21040000	TRADE PAYABLES	57,490,145	53,313,171	43,474,439
21050000	TAXES PAYABLE	54,102,346	65,770,459	52,565,900
21050010	INCOME TAX PAYABLE	48,199,529	60,538,239	45,666,979

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 30 SEPTEMBER 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
21050020	OTHER TAXES PAYABLE	5,902,817	5,232,220	6,898,921
21060000	OTHER CURRENT LIABILITIES	23,070,387	23,864,073	21,611,539
21060010	INTEREST PAYABLE	0	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
21060030	DEFERRED REVENUE	0	0	0
21060050	EMPLOYEE BENEFITS	0	0	0
21060060	PROVISIONS	0	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
21060070	DISCONTINUED OPERATIONS	0	0	0
21060080	OTHER	23,070,387	23,864,073	21,611,539
22000000	**TOTAL NON-CURRENT LIABILITIES**	**1,608,226,644**	**1,603,890,699**	**1,438,561,596**
22010000	BANK LOANS	141,367,796	191,644,361	188,136,807
22020000	STOCK MARKET LOANS	500,256,216	481,012,806	386,653,661
22030000	OTHER LIABILITIES WITH COST	0	0	0
22040000	DEFERRED TAX LIABILITIES	26,888,211	25,679,021	27,612,131
22050000	OTHER NON-CURRENT LIABILITIES	939,714,421	905,554,511	836,158,997
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
22050020	DEFERRED REVENUE	0	0	0
22050040	EMPLOYEE BENEFITS	877,792,114	843,461,618	782,029,038
22050050	PROVISIONS	57,360,588	56,456,619	51,427,358
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
22050060	DISCONTINUED OPERATIONS	0	0	0
22050070	OTHER	4,561,719	5,636,274	2,702,601
30000000	**TOTAL EQUITY**	**145,042,894**	**126,060,205**	**223,755,572**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	145,042,894	126,060,205	223,755,572
30030000	CAPITAL STOCK	49,604,835	49,604,835	49,604,835
30040000	SHARES REPURCHASED	0	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0
30070000	OTHER CONTRIBUTED CAPITAL	182,195,513	182,148,919	182,148,919
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-56,274,112	-88,129,279	-7,765,804
30080010	LEGAL RESERVE	977,760	977,760	977,760
30080020	OTHER RESERVES	0	0	0
30080030	RETAINED EARNINGS	-89,107,039	-8,743,564	37,783,673
30080040	NET INCOME FOR THE PERIOD	31,855,167	-80,363,475	-46,527,237
30080050	OTHERS	0	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-30,483,342	-17,564,270	-232,378
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-26,031,268	-26,031,268	0
30090030	FOREING CURRENCY TRANSLATION	241,645	4,594,838	0
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0	0
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-4,693,719	3,872,160	-232,378
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0	0
30020000	NON-CONTROLLING INTERESTS	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 30 SEPTEMBER 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	85,631,043	90,336,890	62,871,561
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	534,354,225	552,056,397	470,530,200
91000030	CAPITAL STOCK (NOMINAL)	0	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	13,312,199	3,644,372	3,110,359
91000060	NUMBER OF EXECUTIVES (*)	0	0	0
91000070	NUMBER OF EMPLOYEES (*)	152,416	150,561	147,368
91000080	NUMBER OF WORKERS (*)	0	0	0
91000090	OUTSTANDING SHARES (*)	0	0	0
91000100	REPURCHASED SHARES (*)	0	0	0
91000110	RESTRICTED CASH (1)	0	0	0
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS

(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**1,226,309,468**	**408,918,423**	**1,138,146,095**	**392,135,933**
40010010	SERVICES	5,352,920	1,858,545	4,079,760	1,305,115
40010020	SALE OF GOODS	1,220,956,548	407,059,878	1,134,066,335	390,830,818
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**598,790,946**	**203,340,986**	**566,216,945**	**210,490,543**
40021000	GROSS PROFIT	627,518,522	205,577,437	571,929,150	181,645,390
40030000	**GENERAL EXPENSES**	**85,494,144**	**29,484,078**	**62,933,426**	**22,024,470**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**542,024,378**	**176,093,359**	**508,995,724**	**159,620,920**
40050000	**OTHER INCOME (EXPENSE), NET**	**162,288,856**	**45,229,848**	**119,069,043**	**41,137,737**
40060000	**OPERATING PROFIT (LOSS) (*)**	**704,313,234**	**221,323,207**	**628,064,767**	**200,758,657**
40070000	FINANCE INCOME	66,392,142	39,143,394	19,181,716	1,580,738
40070010	INTEREST INCOME	1,612,663	533,156	3,126,029	1,580,738
40070020	GAIN ON FOREIGN EXCHANGE, NET	47,445,187	30,628,433	0	0
40070030	GAIN ON DERIVATIVES, NET	0	0	0	0
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	17,334,292	7,981,805	16,055,687	0
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	52,234,627	15,196,856	80,224,885	71,893,214
40080010	INTEREST EXPENSE	27,408,607	9,967,801	24,182,467	11,685,690
40080020	LOSS ON FOREIGN EXCHANGE, NET	0	0	39,699,601	51,957,357
40080030	LOSS ON DERIVATIVES, NET	0	0	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	24,826,020	5,229,055	16,342,817	8,250,167
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**14,157,515**	**23,946,538**	**-61,043,169**	**-70,312,476**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	2,047,636	2,021,280	1,045,488	762,766
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**720,518,385**	**247,291,025**	**568,067,086**	**131,208,947**
40120000	INCOME TAX EXPENSE	688,663,218	223,399,490	632,027,581	212,750,749
40120010	CURRENT TAX	688,663,218	223,399,490	632,027,581	212,750,749
40120020	DEFERRED TAX	0	0	0	0
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**31,855,167**	**23,891,535**	**-63,960,495**	**-81,541,802**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**31,855,167**	**23,891,535**	**-63,960,495**	**-81,541,802**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	31,855,167	23,891,535	-63,960,495	-81,541,802

40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0	0
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

CONSOLIDATED

FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**31,855,167**	**23,891,535**	**-63,960,495**	**-81,541,802**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	-4,353,193	-2,671,188	3,239,680	5,198,710
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	-8,565,879	-2,325,289	0	0
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	340,437	430,414
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**-12,919,072**	**-4,996,477**	**3,580,117**	**5,629,124**

40300000	**TOTAL COMPREHENSIVE INCOME**	**18,936,095**	**18,895,058**	**-60,380,378**	**-75,912,678**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	0	0	0	0
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	18,936,095	18,895,058	-60,380,378	-75,912,678

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

INFORMATIONAL DATA

CONSOLIDATED

FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	105,574,433	36,593,400	92,740,181	31,479,100
92000020	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR **2012**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2012 AND 2011

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,646,592,294	1,481,193,520
92000040	OPERATING PROFIT (LOSS) (**)	905,071,900	773,264,600
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	50,686,600	90,002,900
92000060	NET PROFIT (LOSS) (**)	50,686,600	90,002,900
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	139,710,700	118,799,807

(*) TO BE DEFINED BY EACH COMPANY

(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO SEPTEMBER 30 OF 2012 AND 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**720,518,385**	**568,067,086**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	115,615,749	106,614,195
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	105,574,433	92,740,181
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	2,986,539	2,850,443
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	0	3,919,230
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-2,047,637	-1,045,488
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	9,102,414	8,149,829
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	-29,445,570	72,958,360
50040010	(+) ACCRUED INTEREST	27,328,413	23,904,297
50040020	(+) EXCHANGE FLUCTUATION	-56,720,319	49,054,063
50040030	(+) DERIVATIVE TRANSACTIONS	-53,664	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
50050000	**CASH FLOWS BEFORE INCOME TAX**	**806,688,564**	**747,639,641**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-658,243,819	-610,241,370
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	5,465,063	-33,870,148
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	-4,949,826	-5,122,129
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	125,562	194,012
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	4,176,975	14,387,610
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	36,555,305	41,401,834
50060060	+(-) INCOME TAXES PAID OR RETURNED	-699,616,898	-627,232,549
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**148,444,745**	**137,398,271**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-131,488,823	-127,861,302
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	-20,783,820
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-129,888,082	-103,094,182
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-1,600,741	-3,983,300
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	-15,908,998	-18,831,616
50090010	+ BANK FINANCING	190,332,873	68,852,237
50090020	+ STOCK MARKET FINANCING	58,114,123	36,111,800
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-225,086,712	-99,962,129
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-12,500,000	0
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-26,769,282	-23,833,524
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO SEPTEMBER 30 OF 2012 AND 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**1,046,924**	**-9,294,647**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**-1,097,671**	**3,825,572**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	114,368,236	131,182,925
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**114,317,489**	**125,713,850**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **03** YEAR: **2012**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2011	49,604,835	0	0	0	182,148,919	977,760	-8,743,564	-232,378	223,755,572	0	223,755,572
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	140,327	0	0	0	140,327	0	140,327
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-63,960,495	3,580,117	-60,380,378	0	-60,380,378
BALANCE AT SEPTEMBER 30, 2011	49,604,835	0	0	0	182,289,246	977,760	-72,704,059	3,347,739	163,515,521	0	163,515,521
BALANCE AT JANUARY 1, 2012	49,604,835	0	0	0	182,148,919	977,760	-89,107,039	-17,564,270	126,060,205	0	126,060,205
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	46,594	0	0	0	46,594	0	46,594
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	31,855,167	-12,919,072	18,936,095	0	18,936,095
BALANCE AT SEPTEMBER 30, 2012	49,604,835	0	0	0	182,195,513	977,760	-57,251,872	-30,483,342	145,042,894	0	145,042,894

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

October 29, 2012

Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company)

Third Quarter 2012 Summary

Total sales amounted to $408.9 billion.

Average crude oil production was 2,541 Mbd.

EBITDA, recorded an increase of 11.7% due to a positive variation in the comprehensive financing result.

Taxes and duties paid increased 5.0%, amounting to $223.4 billion (U.S.$17.4 billion).

During the third quarter of 2012, Petróleos Mexicanos (PEMEX) recorded a net income of $23.9 billion, primarily as a result of higher sales revenues and a positive comprehensive financing result.

First Nine Months of 2012 Summary

Total revenues from sales and services amounted to $1,226.3 billion.

Average crude oil production was 2,539 Mbd.

EBITDA recorded an increase of 12.5% due to increased revenues and a positive comprehensive financing result

Taxes and duties paid increased 9.0%, amounting to $668.7 billion (U.S.$53.6 billion).

During the first nine months of 2012, PEMEX recorded a net income of $31.9 billion, as a result of higher sales revenues and a positive comprehensive financing result of $14.2 billion, partially offset by a slight increase in cost of sales and general expenses.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

OPERATIONAL RESULTS

Total Revenues from Sales and Services

During the third quarter, sales revenues increased by 4.3% to $408.9 billion (U.S. $31.8 billion) primarily as a result of:

- higher prices for domestic products sold, including gasolines (Magna 11.7%, Premium 5.9%), diesel (11.2%), industrial diesel (11.4%), marine diesel (11.4%), fuel oil (7.9%), jet fuel (9.6%) and asphalt (11.2%), as well as an increase in sales volume of domestic products sold, including Premium gasoline (53.9%), diesel (1.8%), industrial diesel (15.5%), propylene (22.8%) and jet fuel (5.2%); and
- a 3.1% increase in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢282.59 per gallon recorded in the third quarter of 2011, to U.S. ¢291.23 per gallon in the same period of 2012

The previous was partially offset by:

- a 4.2% appreciation of the Mexican peso against the U.S. dollar, from $13.4217 per U.S. dollar to $12.8521 per U.S. dollar; and
- a decrease of 1.3% in the average price of the Mexican crude oil basket, from U.S.$101.15 per barrel in the third quarter of 2011, to U.S.$99.79 per barrel in the same period of 2012. In addition, a 2.6% decrease was recorded in the volume of crude oil exports, which recorded an average volume of 1,269 Mbd during the quarter.

During the first nine months of 2012, revenues from sales and services increased by 7.7%, as compared to the same period of 2011, amounting to $1,226.3 billion (U.S.$95.4 billion).

Domestic Sales

Domestic sales during the third quarter of 2012 increased by 6.7%, amounting to $215.0 billion (U.S.$16.7 billion) due to higher volumes and sales prices in products such as gasoline, diesel, industrial diesel and jet fuel among others.

From January 1 to June 30, 2012, total domestic sales increased by 9.5% to $631.6 billion (U.S.$49.1 billion) an increase by $54.7 billion compared to the same period of 2011.

Exports

During the third quarter of 2012, export sales increased by $2.7 billion, amounting to $192.1 billion (U.S.$14.9 billion) as compared to the same period of 2011.

As of September 30 2012, total exports increased by 5.8% to $589.4 billion (U.S.$45.9 billion) as compared to the first nine months of 2011. The $32.2 billion variation was primarily due to higher prices of the Mexican crude oil basket in the international markets, from U.S.$99.74 during the first nine months of 2011, to U.S.$ 104.01 per barrel in the same period of 2012.

Cost of Sales

During the third quarter of 2012, cost of sales decreased by 3.4%, primarily due to a 31.0% decrease in the net effect generated by the consolidation of the Subsidiary Companies as a result of a decline in prices of crude oil and the appreciation of the Mexican peso against the U.S. dollar. In addition, decreases of 34.6% in the net cost of employee benefits, 68.6% in non-successful wells and 46.9% in inventory variation were recorded.

The previous was partially offset by increases of 9.0% in depreciation, 23.8% in amortization, 23.0% in preservation and maintenance, and 3.2% in operating expenses.

The increase in Operating expenses, which fall under the cost of sales, includes the following items: personal services, auxiliary services payable to third parties and leases and compensations paid to third parties. This was partially offset by decreases in fees paid to third parties, royalties, freights and insurance and liabilities provisions.

General expenses, which are composed of administrative expenses and distribution expenses, increased by 33.9%, primarily due to a decrease of 24.2% in distribution expenses and a 67.1% increase in administrative expenses. Distribution expenses decreased due to a 12.5% decrease in preservation and maintenance expenses, a 37.8% decrease in the net cost of employee benefits, as well as to decreases in fees paid to third parties, materials, freights and insurance as well as reduced allowance for bad and doubtful debts. Moreover, administrative expenses increased primarily as a result of an increase in preservation and maintenance expenses, as well as an increase in depreciation and an increase in the net cost of employee benefits during the period.

From January 1, 2012 to September 30, 2012 cost of sales increased by 5.8%, to $598.8 billion primarily as a result of:

- a 4.2% increase in purchases for resale, due to higher prices of hydrocarbons and its derivatives;
- an increase in preservation and maintenance expenses, as well as in non-successful wells, depreciation, amortization, personal services, liabilities provisions, auxiliary services payable to third parties, materials and leasing; and
- the above factors were partially offset by a decrease in the net cost of employee benefits for the period, as well as in exploration expenses, feed paid to third parties, royalties and freight and insurance.

Also during the first nine months of 2012, general expenses, which are composed of administrative expenses and distribution expenses, increased by 35.8%, due to an increase of 61.1% in administrative expenses which were partially offset by a 12.4% decrease in distribution expenses.

- Administrative expenses increased primarily as a result of an increase in preservation and maintenance expenses, as well as in depreciation and in the net cost of employee benefits during the period.
- Distribution expenses decreased as a result of lower preservation and maintenance expenses, and to a decrease in the net cost of employee benefits during the period. The previous was partially offset by an increase in depreciation and in the net effect generated by the consolidation of the Subsidiary Companies.

Other Revenues (Expenses)

During the third quarter of 2012, other revenues recorded a 9.9% increase, primarily as a result of a 5.5% increase in the accrued amount of IEPS[1] credit.

1 IEPS means *Impuesto Especial sobre Producción y Servicio* (Special Tax on Production and Services).

Additionally during the first nine months of 2012, other revenues recorded an increase of 36.6%, primarily as a result of a 33.2% increase in the IEPS credit.

Comprehensive Financing Result

Comprehensive financing result recorded a positive variation of $94.3 billion, during the third quarter of 2012, as a result of:

- higher interest income; and
- an exchange gain, due to an appreciation of the Mexican peso against the U.S. dollar, as compared to the depreciation of the Mexican peso against the U.S. dollar recorded during the same period of the previous year.

From January, to September 30, 2012, the comprehensive financing result recorded a positive variation of $75.2 billion as a result of:

- lower interest expense; and
- an exchange gain, due to the 2.4% appreciation of the Mexican peso against the U.S. dollar.

Net Income

During the third quarter of 2012, PEMEX recorded a net income of $23.9 billion (U.S.$1.9 billion) as a result of a $16.8 billion increase in sales revenues, a $4.1 billion increase in other revenues, and a positive comprehensive financing result of $23.9 billion. These results were partially offset by a $ 10.7 billion increase in taxes and duties.

During the first nine months of 2012, PEMEX recorded a net income of $31.8 billion (U.S.$2.5 billion), primarily as a result of an increase in sales of $88.2 billion, due to higher prices of the Mexican crude oil basket, an increase by $43.2 billion in other revenues as a result of an increase in the IEPS credit, and to a positive comprehensive financing result of $14.2 billion. The previous was partially offset by a slight increase in cost of sales and general expenses, as well as by greater taxes and duties paid.

Current Assets

As of September 30, 2012, current assets decreased by 4.8% as compared to December 31, 2011, amounting $337.3 billion. The $16.9 billion decrease recorded is primarily due to a decrease in account receivables, and to the value of derivative financial instruments, which was partially offset by a $49.0 billion increase in inventory.

Property, Plant and Equipment

Property, plant and equipment increased by 1.4%, amounting to $ 1,616.1 billion, as compared to December 31, 2011 which recorded $1,594.6 billion.

Current Liabilities

Current liabilities decreased by 6.3% as compared to December 31, 2011, totaling $237.4 billion, primarily due to an $11.7 billion decrease in taxes and duties to be paid and by a $7.7 decrease in the short term debt. This was partially offset by a $4.2 billion increase in suppliers.

Equity

As of September 30, 2012, PEMEX recorded positive equity totaling $145.0 billion, as compared to $126.0 billion as of December 31, 2011.

OPERATING RESULTS AS OF SEPTEMBER 30, 2012

Crude Oil Production

During the third quarter of 2012, total crude oil production averaged 2,541 Mbd, a 0.6% increase as compared to the third quarter of 2011. This increase is primarily a result of increasing completion and repair of wells in the Yaxché and Chuc projects in the Southwestern Marine Region, in the Ogarrio-Magallanes project in the South Region, and in the Aceite Terciario del Golfo (ATG) project in the North Region.

This increase was partially offset by:

- delays in the completion of wells at Cantarell, due to the fact that contracting of drilling equipment ran behind schedule as a result of longer tender processes and changes in current market conditions; and
- a natural decline in production at the Delta del Grijalva project in the South Region and at the Cantarell project in the Northeastern Marine Region.

During the first nine months of 2012, crude oil production amounted to 2,539 Mbd, a decrease of 12 Mbd as compared to the same period of 2011, primarily due to:

- a natural decline in production of fields at the Cantarell, Delta del Grijalva and Crudo Ligero Marino projects; and
- to delays in the completion of wells in the Cantarell business unit, due to delays in the contracting of drilling equipment, as a result of longer tender processes and changes in current market conditions.

Natural Gas Production

During the third quarter of 2012, total natural gas production decreased by 3.6% as a result of:

- a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz business units of the North Region; and
- to the September 2012 incident at the 19 km metering station production in the Burgos business unit.

During the first nine months of 2012, total natural gas production decreased by 5.0%, to 5,681 MMcfd primarily as a result of:

- natural declines in production of associated gas at the Abkatún-Pol Chuc business unit in the Southwestern Marine Region, at the Samaria Luna Asset in the Southern Region and at the Cantarell business unit in the Northeastern Marine Region; and
- a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz business units of the Northern Region; and
- to current prices of gas in the U.S. market.

Gas Flaring

During the third quarter of 2012, gas flaring decreased by 62.1%, primarily due to:

- new infrastructure installed on marine platforms for the handling and transportation of gas;
- the implementation and improvement of strategies intended to improve the Operational Reliability System; and
- the execution of strategies at Cantarell intended to optimize the exploitation of wells with high associated gas content.

The natural gas use as a percentage of production was above 98% during the third quarter of 2012.

During the first nine months of 2012, gas flaring decreased by 58.2%, to 115 MMcfd primarily due to:

- new infrastructure installed on marine platforms for the handling and transportation of gas;
- the implementation and improvement of strategies intended to improve the Operational Reliability System; and
- the execution of strategies at Cantarell intended to optimize the exploitation of wells with high associated gas content.

The natural gas use as a percentage of production was above 98% during the first nine months of 2012.

Crude Oil Processing

During the third quarter of 2012, total crude oil processing increased by 0.8%, primarily due to:

- stabilized operations of the new plants at the Minatitlán Refinery; and
- programmed maintenance cycles.

Light crude oil processing decreased 3.2%, and heavy crude oil processing increased 7.5%, due to an increase of Maya crude oil being fed at the Minatitlán Refinery, due to the fact that the newly revamped plants came into operation.

PEMEX's usage of its primary distillation capacity decreased by 5.7 percentage points. From 74.8% to 69.1% of its total capacity, primarily due to the fact that the new plants at the Minatitlán Refinery came into operation, and some of its processes are still undergoing a stabilization stage.

During the first nine months of 2012, total crude oil processing amounted to 1,205 Mbd, a 3.6% increase as compared to the same period of 2011. Light crude oil processing decreased 5.9%, and heavy crude oil processing increased 20.0%, primarily due to the resumption of regular operations of the hydrodesulphuration diesel oil plant at the Cadereyta Refinery, the stabilization of operations in the new plants at the Minatitlán Refinery, and as a result of programmed maintenance projects in the National Refining System.

PEMEX's usage of its primary distillation capacity decreased by 4.4 percentage points as compared to the first nine months of 2011 due to the fact that some of the processes of the new plants operating at the Minatitlán Refinery are still in a stabilization stage.

Production of Petroleum Products

Total petroleum products production amounted to 1,304 Mbd, the same level recorded during the third quarter of 2011. Moreover, production levels for gasolines and diesel recorded increases, while those of fuel oil and liquefied petroleum gas recorded decreases.

PEMEX's National Refining System (NRS) recorded a variable refining margin of U.S.$1.36 per barrel, U.S.$3.53 per barrel above the margin recorded during the third quarter of 2011. This increase is primarily due to improved operating performance as a result of a greater output of higher value-added products, as well as from a lower output in waste products.

From January 1 to September 30, 2012, total petroleum products output increased by 2.2%, as compared to the same period of 2011, as a result of an increase in crude oil processing and startup of operations at the Minatitlán Refinery. The increase was primarily observed in the output of products such as gasolines and diesel.

Natural Gas Processing and Production

During the third quarter of 2012, natural gas processing decreased by 3.8% in response to reduced availability of sour and sweet wet gas (41.7 MMcfd and 110.5 MMcfd, respectively). This decrease is largely due to the shutdown of operations of the Burgos Gas Processing Center (GPC), in response to the incident occurred at the metering station located at the kilometer 19 mark on the Reynosa-Monterrey highway. As a result of the aforementioned, condensates processing decreased by 11 Mbd.

As a result of the decrease in natural gas processing, dry gas production decreased by 110 MMcfd, amounting to 3,579 MMcfd. As a result, natural gas liquids production also declined by 13 Mbd, as compared to the third quarter of 2011.

During the first nine months of 2012, total natural gas processing recorded a 1.5% decrease. The decline is primarily due to reduced availability of sweet (3.6%) and sour (0.8%) wet gas in the Marine Regions. As a result, condensates processing decreased by 9 Mbd.

Moreover, dry gas production decreased by 16 MMcfd, due to lower content of liquefiables in gas to be processed. As a result of the aforementioned, natural gas liquids production also declined by 19 Mbd or 4.8%.

Petrochemicals Production

During the third quarter of 2012, the production of petrochemical products decreased by 17.7%, due to the fact that the temporary shutdown in the aromatics chain continued during the third quarter of 2012, as a result of the incorporation of a new continuous catalytic regeneration platforming (CCR) plant in the Cangrejera Petrochemical Complex.

The former was partially offset by the following:

- an increase in production in the methane derivatives chain, primarily of ammonia and methanol;
- an increase in production in the ethane derivatives chain, mainly of ethylene and polyethylenes; and
- an increase in the propylene and derivatives chain, mostly of propylene.

During the first nine months of 2012, the production of petrochemical products amounted to 3,519 Mt, a 17.1% decrease as compared to the first nine months of 2011. This decline is primarily explained by the shutdown at the aromatics chain, due to the ongoing incorporation of a CCR plant in the Cangrejera Petrochemical Complex.

The former was partially offset by:

- an increase in production in the methane derivatives chain, primarily of ammonia; and
- an increase in the ethane derivatives chain, primarily of ethylene, vinyl chloride and polyethylene.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RAISING

Equity Structure

As of September 30, 2012, PEMEX recorded positive equity totaling $145.0 billion, a 15.1% increase, as compared to $126.0 billion recorded as of December 31, 2011. It is of importance that PEMEX's current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

During the first nine months of 2012, there were no capitalized payments to the equity of PEMEX, their Subsidiary Entities and Subsidiary Companies by the Federal Government.

Liquidity Management

As of September 30, 2012, Petróleos Mexicanos holds liquidity management credit lines for U.S.$2.0 billion that are completely available to PEMEX.

On October 30, 2012, Petróleos Mexicanos entered into a 5-year syndicated revolving credit facility for U.S.$1.25 billion, priced at LIBOR plus 115 basis points.

Debt

The following information reflects PEMEX's total debt as of December 31, 2011 and as of September 30, 2012:

	Balance as of Dec 31, 2011 (Billion pesos)	Sept. 30, 2012
Short-term	$110.5	$102.8
Long-term	$672.7	$641.6
Total debt	$783.2	$744.4

The following are the main financing activities carried out during 2012:

Capital Markets

- On January 24, 2012, Petróleos Mexicanos issued U.S.$2.1 billion of its 4.875% Notes due in January 2022; U.S.$100 million of these notes were allocated in the Asian market.
- On April 10, 2012, Petróleos Mexicanos issued 300 million Swiss Francs of its 2.50% Notes due in 2019.
- On April 26, 2012, Petróleos Mexicanos issued 150 million Australian dollars of its 6.125% Notes due in 2017.
- On June 26, 2012, Petróleos Mexicanos issued U.S.$1.75 billion of its 5.50% Notes due in June 2044.
- On October 19, 2012, Petróleos Mexicanos reopened U.S.$1.0 billion of its 5.50% Notes due in June 2044; which were issued in June 2012.

ECAs

- On July 6, 2012, Petróleos Mexicanos issued two series of Notes for U.S.$400 million each guaranteed by the Export-Import Bank of the United States (Ex-Im Bank), which mature on December 20, 2022. The Notes will bear semi-annual interest rates of 2.0% and 1.95%, respectively, plus the exposure fee of the Ex-Im Bank and have an average life of 5.71 years.
- On July 18, 2012, Petróleos Mexicanos obtained a U.S.$300 million bilateral credit line from Export Development Canada (EDC), due in July 2017, and will pay annual interest rate of 1.50%.
- On July 26, 2012, Petróleos Mexicanos issued a third set of Notes for U.S.$400 million guaranteed by the Ex-Im Bank, due on December 20, 2022. The Notes will bear semi-annual interest rate of 1.70%, plus the exposure fee of the Ex-Im Bank and have an average life of 5.65 years.

Public Works Financed Contracts (COPF)

During the first nine months of 2012, Petróleos Mexicanos obtained U.S.$312.7 million through COPF of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Cash flows from operating activities, financing and investment

As of September 30, 2012, according to the Preliminary Consolidated Financial Statements, net cash flow from operating activities was $148.4 billion, as compared to $137.4 billion in the same period of2011.

Cash and cash equivalents as of September 30 2012, totaled $114.3 billion, compared to $125.7 billion in the same period of 2011.

Treasury Policies

As far to the treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and its subsidiary entities, as well as promote integration and consolidation of the position and projection of its cash.

In addition, Petróleos Mexicanos develop investment mechanisms of its financial resources to ensure the best conditions of the market and guarantee the best recruitment services provided by financial institutions. The investment of resources in the treasury of Petróleos Mexicanos in pesos and dollars are based on the following policies:

Peso Funds:

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. SHCP provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) Government securities.
b) Financial transactions by the Federal Government.
c) Demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds.
d) Balances with the Treasury.
e) Shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

Dollar Funds:

Investments of amounts in dollars must comply with PEMEX's operational and strategic requirements, and must be previously approved by Banco de México on a case-by-case basis. Currently, our investments in dollars are limited to operational accounts, short-term money market funds and time deposits. Our dollar investments are managed by Banco de México.

Currencies in which Cash and Temporary Investments are Maintained

Petróleos Mexicanos generally maintains cash and cash equivalents in pesos and in dollars—the two currencies in which it generates revenues from the domestic and international sales of our products. Similarly, most of our expenses, including those relating to our debt, are payable in these two currencies.

Relevant Investment Capital

Significant capital investments that were committed at the end of the last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" from the Annual Report.

Significant Transactions not recorded in the Balance Sheet or Income Statement

Petróleos Mexicanos has no significant transactions not recorded in the balance sheet or income statement.

Tax Credits or Debits

In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional approximately $4,575.2 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert´s evidence offered by Pemex-Exploration and Production. On August 30, 2011 an appeal was filed by Pemex-Exploration and Production against this motion. On September 6, 2011 the expert appointed by Pemex-Exploration and Production accepted his designation. As of this date, the trial is in the evidentiary stage.

In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional approximately $1,553.4 million (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. On November 30, 2010, Pemex-Refining filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court) which was admitted on February 14, 2011. On August 24, 2011, the Administrative Taxation Service filed its response and a motion against the expert´s evidence offered by Pemex-Refining. On August 30, 2011 an appeal was filed by Pemex-Refining against this motion. On September 6, 2011 the expert appointed by Pemex-Refining accepted his designation. As of this date, the trial is in the evidentiary stage.

INTERNAL CONTROL

Petróleos Mexicanos management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures to:

(i) Make sure that the records reasonably deemed necessary details are accurate and complete and reflect the transactions and movements of PEMEX's assets;
(ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX´s expenses are made only in accordance with authorizations of the management and authority staff, executed by each entity concerned, and:
(iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX´s financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), and the *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities, with Petróleos Mexicanos (Corporate) responsible for the central conduction and strategic direction of such activities.

The Petróleos Mexicanos Law, which was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities, as created by the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), which preceded the Petróleos Mexicanos Law, will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");
- Pemex-Refinación ("Pemex-Refining");

- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
- Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities can be performed only by Petróleos Mexicanos and these Entities.

The principal objectives of the Subsidiary Entities are as follows:

Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets secondary petrochemicals.

For purposes of these unaudited condensed consolidated interim financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
México, D.F. 11311
México

NOTE 2—BASIS OF PREPARATION:

Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") issued by the International Accounting Standard Board ("IASB"). These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements, and should be read in conjunction with PEMEX's audited consolidated financial statements as of and for the year ended December 31, 2011, which were prepared under Mexican Financial Reporting Standards ("Mexican FRS"). PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

On October 24, 2012, these unaudited condensed consolidated interim financial statements and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Controls and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

Adoption of International Financial Reporting Standards ("IFRS") as issued by the IASB

Until December 31, 2011, PEMEX's condensed consolidated interim financial statements were prepared under Mexican FRS. Beginning January 1, 2012, the condensed consolidated interim financial statements are prepared under IFRS as issued by the IASB.

PEMEX established January 1, 2011 as the "transition date" to IFRS. The rules for first-time adopters of IFRS are established in IFRS 1 "First-time Adoption of International Financial Reporting Standards" ("IFRS 1").

The statements of financial position as of December 31 and January 1, 2011, as well as the statements of comprehensive income, statements of changes in equity and statements of cash flows for the nine-month period ended September 30, 2011, and the statements of comprehensive income for the three-month period ended September 30, 2011 are included solely for comparative purposes and were prepared in accordance with IFRS, using the same accounting policies and procedures used in the preparation of the unaudited condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2012 and the statements of comprehensive income for the three-month period ended September 30, 2012.

In order to determine its opening statement of financial position and comparative adoption statement of financial position as required by IFRS 1 PEMEX, in accordance with IFRS 1, chose the following exemptions and exceptions:

Optional Exemptions under IFRS

(i) Exemption to use fair value as deemed cost for well, pipelines, plant and equipment items

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the transition date to IFRS and use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS, provided that such book value is broadly comparable to (a) fair value; or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PEMEX has chosen to value certain of its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS as their deemed cost. The net effect of the change in valuation of fixed assets is recognized against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

(ii) Exemption for borrowing costs

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23 "Borrowing Costs", which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize all financing costs prospectively from the transition date.

(iii) Exemption for accumulated currency translation effects

IFRS 1 permits the cancellation of accumulated gains and losses arising from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates," as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

(iv) Exemption for determining cost in the measurement of investment in subsidiaries and associates in the preparation of separate financial statements

When an entity prepares separate financial statements, IAS 27 "Consolidated and Separate Financial Statements" ("IAS 27") requires accounting for investments in subsidiaries, jointly controlled entities and associates at cost or fair value according to IFRS 9 "Financial

Instruments." IFRS 1 allows investments to be measured by one of the following methods: (a) the cost determined in accordance with IAS 27, or (b) the deemed cost. The deemed cost of the investment will be: (i) the fair value determined according to IFRS 9, or (ii) the carrying amount under previous GAAP, at the transition date.

In accordance with IAS 27, PEMEX chose to use the carrying amount under Mexican FRS at the transition date as the deemed cost of its investments in the preparation of separate financial statements.

Mandatory exceptions under IFRS 1

(i) Exception for accounting estimates

Estimates prepared under IFRS as of the transition date should coincide with those previously prepared under the entity's former accounting principles basis, unless there is objective evidence that the previous estimates contained factual errors as of their dates. PEMEX has reviewed its estimates under Mexican FRS as of the transition date and has made no changes to the previously determined estimates.

Other policy changes

(i) Early adoption of IAS 19 (revised) "Employee Benefits" ("IAS 19")

PEMEX chose the early adoption of IAS 19, which eliminates the use of the "corridor method" to recognize actuarial gains and losses. As a result, such items are now recognized in other comprehensive income (loss) in the period in which they are incurred. Items that may be recognized in the statement of comprehensive income are limited to past and present service costs, gains or losses arising from plan curtailments or settlements and interest income or expense. All other gains or losses in (liabilities) assets for termination or retirement benefits are recognized in other comprehensive income (loss), with no further impact on the results of operations.

As a result, PEMEX has recognized all unamortized actuarial gains or losses and plan modifications reported under Mexican FRS against the initial balance of (accumulated losses) retained earnings under IFRS.

Additionally, accruals for termination benefits are only recognized when an entity has incurred a legal obligation to pay such benefits to the employee. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits against the initial balance of (accumulated losses) retained earnings under IFRS.

Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments and certain assets at the transition date, including pipelines, properties, plant and equipment. The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

Regarding equity and other equity's items, PEMEX recognized the effects of inflation in the preparation of its consolidated financial statements until December 31, 1997, the last year in which the economy was deemed as hyperinflationary in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" under IFRS.

Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated.

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

Use of estimates

The preparation of the unaudited condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period. The relevant items subject to such estimates and assumptions include the carrying value of wells, pipelines, properties, plant and equipment, the valuation allowance for doubtful accounts, inventories, impairment, work in progress, deferred tax assets and liabilities, the valuation of financial instruments and liabilities related to employee benefits.

Actual results could differ from those estimates and assumptions.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements and in preparing the opening statements of financial position under IFRS as of January 1, 2011. The final determination of PEMEX's accounting policies under IFRS, or any modification made to the policies set forth below after the date of this report, may affect the opening statement of financial position under IFRS.

(a) Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including special purpose entities.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control exists when Petróleos Mexicanos has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of PEMEX's financial statements applying the same accounting policies.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading, Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE"); P.M.I. Holdings, B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe, Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); Pemex Finance, Ltd.; Pemex Project Funding Master Trust (the "Master Trust");[i] and Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163").[i]

(i) The Assumption and Termination Agreement for the Fideicomiso F/163 was executed on August 16, 2011. The Assumption and Termination Agreement of the Master Trust became effective on December 20, 2011, and the State of Delaware issued the cancellation certificate on the same day. These trusts are no longer included in these unaudited condensed consolidated interim financial statements of PEMEX as of December 31, 2011 and as of and for the nine-month and three-month periods ended September 30, 2012.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions.

It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the consolidation.

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Permanent investments in shares of non-consolidated subsidiaries, affiliates and others

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

Non-controlling interests

The interests of third-parties who do not have a controlling interest in the equity or comprehensive results of Subsidiaries of PEMEX, are presented in the consolidated statements of changes in equity as "non-controlling interests" and as net income and comprehensive income for the period, attributable to non-controlling interests in the consolidated statement of comprehensive income.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Restricted cash is not considered part of this line item and is presented in non-current assets.

Foreign currency

Transactions in foreign currency

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The exchange differences arising in relation to assets or liabilities in foreign currencies are recognized in income or expense, net in the consolidated statement of comprehensive income.

Translation of foreign currency

A foreign currency transaction shall be translated into a different presentation currency using the following procedures: (a) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; (b) income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the date of the transaction; and (c) all resulting exchange differences shall be recognized in other comprehensive income.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

The results and financial position of an entity whose functional currency is not the currency of a hyperinflationary economy have the same treatment as is mentioned in the paragraphs above.

Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) financial assets available for sale; (iv) loans and receivables held to maturity; or (v) derivative financial instruments, as applicable. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, accounts payable, borrowings and debts, as well as the derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial instruments measured at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Held-to-maturity financial instruments

If PEMEX has the positive intent and ability to hold financial instruments to maturity, then such financial instruments are classified as held-to-maturity. Held-to-maturity financial instruments are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current and the following two financial years.

Available-for-sale financial instruments

Available-for-sale financial instruments are non-derivative financial instruments that are designated as available for sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial instruments. Available-for-sale financial instruments are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial instruments are measured at fair value. Changes therein, other impairment losses and foreign currency differences on available-for-sale instruments are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Sales and purchases of financial instruments that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR.

Amortization of costs is included under the heading of financial costs in the statement of comprehensive income.

Derivative financial instruments and hedging

Derivative financial instruments ("DFIs") presented in the statement of financial position are carried at fair value. In the case of derivatives held for trading, changes in fair value are recorded in profit or loss; in the case of derivatives formally designated as and that qualify as DFIs for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, procurement contracts, construction contracts and other commitments made by PEMEX. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a derivative financial instrument. In some cases, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as derivative financial instruments, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the host contract.

PEMEX has determined that it has no embedded derivatives.

At the date of these unaudited condensed consolidated interim financial statements, there were no embedded derivatives that were required to be segregated and recorded pursuant to these criteria.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses. The cost of certain pipelines, properties, plant and equipment at January 1, 2011, the transition date to IFRS, was determined by reference to its fair value at that date.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering, the criteria mentioned in IFRS 6 "Exploration for and Evaluation of Mineral Resources" ("IFRS 6"), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are charged to exploration expense, as incurred.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2011.

The cost of financing projects that require large investments or financing incurred for specific projects is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the statement of comprehensive income in the period they incurred.

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning, are stated at cost as construction in progress. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plants and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The capitalized value of leases is included in the line item of wells, pipelines, properties and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives.

Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended ("Rule 4-10(a)"), and where necessary, in accordance with the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Impairment of non-financial assets

If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income to recognize the asset at its recoverable amount.

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Intangible assets

Intangible assets acquired separately are measured at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are measured at their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain.

Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Financial leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

Accruals

PEMEX recognizes accruals where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of assets is probable and the amount is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the particulars of each case. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

Obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components but excluding those related to the retirement of wells, are recognized at the date the retirement obligation is incurred, based on the discounted cash flow method of accounting. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the amount.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be decommissioned.

Employee benefits

PEMEX has established defined benefit plans for the retirement of its employees, to which they do not contribute, that include medical services for retired personnel and their dependents, as well as benefits such as cash for utilities and basic necessities. Under IAS 19, benefits under these plans are based on an employee's salary and years of service completed at retirement. Actuarial gains and losses relating to retirement and post-employment plans are recognized in other comprehensive result, while the actuarial gains and losses relating to long term benefits are recognized in comprehensive income, based on annual actuarial valuations performed by independent experts in accordance with the projected unit credit method. See Note 2(b) above.

PEMEX's employee benefits are managed by Mexican trusts, the resources of which come from the Mexican Government's budget, as well as the interest, dividends and capital gains derived from the investments made by such trusts.

Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

The special tax laws to which PEMEX is subject are as follows:

- *Derecho ordinario sobre hidrocarburos* (Ordinary Hydrocarbons Duty, or "DOSH")
- *Derecho sobre hidrocarburos para el fondo de estabilización* (Hydrocarbons Duty for the Stabilization Fund)
- *Derecho extraordinario sobre la exportación de crudo* (Extraordinary Duty on Crude Oil Exports)
- *Derecho para la investigación científica y tecnológica en materia de energía* (Duty for Scientific and Technological Research on Energy)
- *Derecho para la fiscalización petrolera* (Duty for Oil Monitoring)
- *Derecho único sobre hidrocarburos* (Sole Hydrocarbons Duty)
- *Derecho sobre la extracción de hidrocarburos* (Extraction of Hydrocarbons Duty)
- *Derecho especial sobre hidrocarburos* (Special Hydrocarbons Duty)
- *Derecho adicional sobre hidrocarburos* (Additional Duty on Hydrocarbons)
- *Derecho para regular y supervisar la exploración y explotación de hidrocarburos* (Duty to regulate and supervise the exploration and exploitation of hydrocarbons, or "Hydrocarbons Exploration Tax")
- *Impuesto a los rendimientos petroleros* (Hydrocarbon Income Tax, or "IRP")

Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU").

Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the Hydrocarbon Income Tax and Income Tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of the consolidated financial statements.

Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

Revenue for services rendered is recognized when PEMEX has a right to collect payment for such services.

Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by PEMEX's management in order to allocate resources and assess the profitability of the segments.

Accounting changes

As part of the adoption of IFRS, PEMEX continues to carry out a detailed review of the calculations for determining adjustments that allow initial adoption of IFRS. The primary results of this analysis were adjustments to the value of fixed assets in accordance with IFRS 1, which affected PEMEX's accumulated earnings in its initial statement of financial position under IFRS.

The accounting effects resulting from these calculations were recognized in the reconciliation for the initial year of 2011 as follows:

	Previously reported amounts as of January 1, 2011	Accounting changes	Adjusted amounts as of January 1, 2011
Inventories	Ps. 36,786,565	Ps. 2,481,306	Ps. 39,267,871
Other current assets	19,037,381	533,870	19,571,251
Wells, pipelines, properties, plant and equipment	1,573,271,615	(43,689,673)	1,529,581,942
Intangible assets and deferred taxes—Net	7,146,144	8,365,894	15,512,038
Accounts payable and others	21,576,453	35,086	21,611,539
Non-current liabilities	1,439,400,424	(838,828)	1,438,561,596
Accumulated earnings (losses)	22,723,157	(31,466,721)	(8,743,564)

NOTE 4—CASH AND CASH EQUIVALENTS

	September 30, 2012	As of December 31, 2011	January 1, 2011
Cash on hand and in banks	**Ps. 81,038,985**	Ps. 97,343,403	Ps. 110,462,006
Demand deposits	**33,278,504**	17,024,833	20,720,919
	Ps. 114,317,489	Ps. 114,368,236	Ps. 131,182,925

NOTE 5—ACCOUNTS, NOTES RECEIVABLE AND OTHERS

		As of	
	September 30, 2012	December 31, 2011	January 1, 2011
Export customers	**Ps. 48,153,712**	Ps. 61,402,275	Ps. 39,398,026
Domestic customers	**58,641,809**	47,132,036	33,855,752
Negative IEPS Tax pending to be credited	**16,488,555**	19,665,432	6,031,103
Tax credits	**12,496,933**	9,321,409	16,585,577
Sundry debtors	**3,654,552**	7,951,295	10,573,269
Employees and officers	**4,735,729**	4,623,555	4,525,102
Insurance claims	**2,713,760**	2,627,112	8,037,264
Advances to suppliers	**2,216,848**	1,830,758	1,628,580
Other account receivables	**61,408**	104,797	252,710
	Ps. 149,163,306	Ps. 154,658,669	Ps. 120,887,383

NOTE 6—INVENTORIES

		As of	
	September 30, 2012	December 31, 2011	January 1, 2011
Crude oil, refined products, derivatives and petrochemical products	**Ps. 42,832,285**	Ps. 39,245,105	Ps. 34,435,817
Materials and supplies in stock	**6,082,578**	5,526,281	4,611,575
Materials and products in transit	**36,855**	268,869	220,479
	Ps. 48,951,718	Ps. 45,040,255	Ps. 39,267,871

NOTE 7—AVAILABLE-FOR-SALE INVESTMENTS

In 2011, PMI HBV acquired 57,204,240 shares of Repsol YPF, S.A. ("Repsol") at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol's share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol's share capital. PEMEX's direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX's overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

As of September 30, 2012 and December 31, 2011, the investment in 57,204,240 shares of Repsol was valued at Ps. 13,923,286 and Ps. 24,655,980, respectively. The change in fair value of the investment was recorded in other comprehensive results in the statement of changes in equity at Ps. (8,565,879) and Ps. 3,872,160 for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.

NOTE 8—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, ASSOCIATES AND OTHERS

		Carrying value as of		
	Percentage of Investment	September 30, 2012	December 31, 2011	January 1, 2011
Deer Park Refining Limited.....	50%	**Ps. 7,005,016**	Ps. 6,576,415	Ps. 6,749,297
Gasoductos de Chihuahua, S. de R.L. de C.V.	50%	**3,400,894**	3,252,693	2,585,866
Others—Net.............................	Various	**6,085,592**	5,817,055	4,185,090
		Ps. 16,491,502	Ps. 15,646,163	Ps. 13,520,253

NOTE 9—DEBT

During the period from January 1 to September 30, 2012, PEMEX participated in the following financing activities:

- From January 1, 2012 to September 30, 2012, PMI HBV obtained U.S. $11,404,000 and paid U.S. $10,289,000 under a U.S. $1,000,000 revolving line of credit.
- On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program,

Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $151,945 at a 3.50% fixed rate, which mature in December, 2021.

- On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,997 at a 3.8% fixed rate, which matures on January 27, 2022.

- On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 at a 1.8635% fixed rate, which was repaid on April 12, 2012.

- On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 at a 5.264% fixed rate, which was repaid on April 12, 2012.

- On April 10, 2012, Petróleos Mexicanos issued CHF 300,000 of 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On April 26, 2012, Petróleos Mexicanos issued AUD 150,000 of 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In May 2012, PMI Trading obtained and repaid Ps. 5,567,000 from its revolving credit line.

- On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000 each, which bear interest at a semi-annual fixed rate of 2% and 1.95%, respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

- On July 18, 2012, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $300,000, which bears interest at a fixed rate of 1.5% annually and matures in July 2017.

- On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000 of notes maturing December 2022, which bear interest at a semi-annual fixed rate of 1.70%. The notes are guaranteed by Export-Import Bank of the United States.

- In July 2012, PMI Trading obtained and repaid U.S. $40,000 from its revolving credit line.

As of September 30, 2012, Petróleos Mexicanos had U.S. $2,000,000 in available lines of credit in order to ensure liquidity.

NOTE 10—SEGMENT FINANCIAL INFORMATION

As of / for the period ended September 30, 2012:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Sales:							
Trade	Ps. —	Ps. 525,017,232	Ps. 85,392,707	Ps. 21,163,570	Ps. 589,383,039	Ps. —	Ps. 1,220,956,548
Intersegment	1,013,516,880	47,801,698	49,851,648	5,586,367	366,339,815	(1,483,096,408)	—
Services income	—	3,183,954	774,761	—	2,285,268	(891,063)	5,352,920
Cost of sales	214,086,521	770,627,000	126,809,508	22,633,499	908,058,872	(1,443,424,454)	598,790,946
Gross income (loss)	799,430,359	(194,624,116)	9,209,608	4,116,438	49,949,250	(40,563,017)	627,518,522
Total general expenses	30,251,876	43,126,518	10,220,470	9,719,123	33,604,272	(41,428,115)	85,494,144
Other revenues—Net	650,095	162,189,122	17,349	174,577	(74,284)	(668,003)	162,288,856
Operating income (loss)	769,828,578	(75,561,512)	(993,513)	(5,428,108)	16,270,694	197,095	704,313,234
Comprehensive financing result:	16,738,386	(10,088,695)	2,811,293	(619,097)	5,510,321	(194,693)	14,157,515
Interest (paid)	(33,029,310)	(14,733,976)	(1,163,674)	(641,510)	(71,126,477)	68,460,320	(52,234,627)
Interest received	13,604,307	652,993	3,584,360	13,005	69,747,303	(68,655,013)	18,946,955
Exchange gain (loss)	36,163,389	3,992,288	390,607	9,408	6,889,495	—	47,445,187
Profit (loss) sharing in non-consolidated subsidiaries, associates and others	86,966	—	373,430	—	18,488,228	(16,900,988)	2,047,636
Tax and duties	685,946,865	—	557,730	12,997	2,145,626	—	688,663,218
Net income (loss) for the period	100,707,065	(85,650,207)	1,633,480	(6,060,202)	38,123,617	(16,898,586)	31,855,167
Other comprehensive result	—	—	—	—	(12,919,072)	—	(12,919,072)
Comprehensive income (loss)	100,707,065	(85,650,207)	1,633,480	(6,060,202)	25,204,545	(16,898,586)	18,936,095
Current assets	893,734,412	397,299,235	105,354,689	88,344,285	1,103,292,115	(2,250,698,414)	337,326,322
Permanent investment in shares of non-consolidated subsidiaries, associates and others	880,058	409,266	3,610,577	—	319,429,006	(307,837,405)	16,491,502
Wells, pipelines, properties, plant and equipment	1,232,778,650	226,355,401	106,535,553	40,755,736	9,678,962	—	1,616,104,302
Total assets	2,140,972,655	625,479,059	217,976,929	129,903,768	2,060,067,255	(3,183,713,628)	1,990,686,038
Current liabilities	415,622,535	564,039,414	27,520,294	25,503,025	1,445,966,969	(2,241,235,737)	237,416,500
Long-term debt	600,186,164	28,224,808	1,344,315	208,681	629,983,261	(618,323,217)	641,624,012
Reserve for employee benefits	285,060,048	289,373,927	65,205,541	84,321,062	153,831,536	—	877,792,114
Total liabilities	1,357,150,213	891,120,109	119,157,618	110,403,734	2,243,694,725	(2,875,883,255)	1,845,643,144
Equity	783,822,442	(265,641,050)	98,819,311	19,500,034	(183,627,470)	(307,830,373)	145,042,894
Depreciation and amortization	89,493,165	7,352,197	5,942,059	2,250,888	536,124	—	105,574,433
Net cost for the period of employee benefits	21,995,182	22,083,350	5,078,597	6,462,636	12,841,993	—	68,461,758
Acquisitions of fixed assets	116,187,673	15,304,061	1,560,024	1,744,400	491,181	—	135,287,339

As of / for the period ended September 30, 2012:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Sales:					
By segment	Ps. 1,013,513,344	Ps. 572,589,314	Ps. 136,204,807	Ps. 26,751,562	Ps. 957,866,290
Unrealized intersegment sales	3,536	3,413,570	(185,691)	(1,625)	141,832
Total consolidated sales	1,013,516,880	576,002,884	136,019,116	26,749,937	958,008,122
Operating income (loss):					
By segment	772,453,923	(80,929,664)	(1,332,732)	(5,472,221)	16,151,802
Unrealized intersegment sales	3,536	3,413,570	(185,691)	(1,625)	141,832
Unrealized gain due to production cost valuation of inventory	(540)	1,954,582	524,910	45,738	(22,940)
Capitalized refined products	(2,717,577)	—	—	—	—
Amortization of capitalized interest	89,236	—	—	—	—
Consolidated income (loss)	769,828,578	(75,561,512)	(993,513)	(5,428,108)	16,270,694
Net income (loss):					
By segment	103,324,785	(91,018,359)	1,294,261	(6,104,315)	34,752,069
Unrealized intersegment sales	3,536	3,413,570	(185,691)	(1,625)	141,832
Unrealized gain due to production cost valuation of inventory	(540)	1,954,582	524,910	45,738	(22,940)
Capitalized refined products	(2,717,577)	—	—	—	—
Equity method for unrealized profits	7,625	—	—	—	3,252,656
Amortization of capitalized interest	89,236	—	—	—	—
Consolidated net income (loss)	100,707,065	(85,650,207)	1,633,480	(6,060,202)	38,123,617
Assets					
By segment	2,150,859,964	692,572,214	220,860,377	132,102,513	2,059,478,775
Unrealized intersegment sales	—	(1,006,359)	(1,143,713)	(9,279)	(5,190,092)
Unrealized gain due to production cost valuation of inventory	(9,526)	(66,086,796)	(1,739,735)	(2,189,466)	2,525,916
Capitalized refined products	(7,238,072)	—	—	—	—
Equity method for unrealized profits	7,625	—	—	—	3,252,656
Amortization of capitalized interest	(2,647,336)	—	—	—	—
Consolidated assets	2,140,972,655	625,479,059	217,976,929	129,903,768	2,060,067,255
Liabilities					
By segment	1,357,150,213	891,120,109	119,157,618	110,403,734	2,243,694,725
Consolidated liabilities	1,357,150,213	891,120,109	119,157,618	110,403,734	2,243,694,725

As of / for the period ended September 30, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Sales:							
Trade	Ps. —	Ps. 458,966,593	Ps. 95,878,685	Ps. 22,021,162	Ps. 557,199,895	Ps. —	Ps. 1,134,066,335
Intersegment	914,066,291	53,806,444	58,408,443	10,826,210	337,598,211	(1,374,705,599)	—
Services income	—	2,736,007	—	—	2,059,340	(715,587)	4,079,760
Cost of sales	191,725,852	677,549,856	148,710,893	34,194,985	854,597,566	(1,340,562,207)	566,216,945
Gross income (loss)	722,340,439	(162,040,812)	5,576,235	(1,347,613)	42,259,880	(34,858,979)	571,929,150
Total general expenses	20,485,384	32,725,601	7,875,756	7,051,989	29,872,272	(35,077,576)	62,933,426
Other revenues—Net	(3,692,724)	121,946,056	389,475	299,435	231,174	(104,373)	119,069,043
Operating income (loss)	698,162,331	(72,820,357)	(1,910,046)	(8,100,167)	12,618,782	114,224	628,064,767
Comprehensive financing result:	(47,566,384)	(16,121,220)	2,624,495	(581,581)	715,275	(113,754)	(61,043,169)
Interest (paid)	(32,790,454)	(13,021,809)	(5,010,940)	(594,806)	(61,553,791)	72,446,516	(40,525,284)
Interest received	16,634,654	318,635	7,726,175	12,121	67,050,402	(72,560,270)	19,181,717
Exchange gain (loss)	(31,410,584)	(3,418,046)	(90,740)	1,104	(4,781,336)	—	(39,699,602)
Profit (loss) sharing in non-consolidated subsidiaries, associates and others	(16,000)	—	—	—	(65,115,002)	66,176,490	1,045,488
Tax and duties	626,861,503	—	510,175	8,654	4,647,249	—	632,027,581
Net income (loss) for the period	23,718,444	(88,941,577)	204,272	(8,690,402)	(56,428,194)	66,176,962	(63,960,495)
Other comprehensive result	—	—	—	—	3,580,117	—	3,580,117
Comprehensive income (loss)	23,718,444	(88,941,577)	204,272	(8,690,402)	(52,848,077)	66,176,962	(60,380,378)
Depreciation and amortization	78,491,166	6,653,717	5,610,972	1,517,045	467,281	—	92,740,181
Net cost for the period of employee benefits	20,268,228	19,222,409	4,663,711	5,464,442	10,983,731	—	60,602,521
Acquisitions of fixed assets	90,419,107	13,503,132	1,182,354	1,793,400	209,544	—	107,107,537

As of / for the period ended September 30, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Sales:					
By segment	Ps. 914,066,291	Ps. 516,992,927	Ps. 154,380,560	Ps. 32,853,735	Ps. 896,921,930
Unrealized intersegment sales	—	(1,483,883)	(93,432)	(6,363)	(64,484)
Total consolidated sales	914,066,291	515,509,044	154,287,128	32,847,372	896,857,446
Operating income (loss):					
By segment	701,086,228	(50,212,263)	(1,104,987)	(7,454,891)	12,736,096
Unrealized intersegment sales	—	(1,483,883)	(93,432)	(6,363)	(64,484)
Unrealized gain due to production cost valuation of inventory	(873,188)	(21,124,211)	(711,627)	(638,913)	(52,830)
Capitalized refined products	(2,139,945)	—	—	—	—
Amortization of capitalized interest	89,236	—	—	—	—
Consolidated income (loss)	698,162,331	(72,820,357)	(1,910,046)	(8,100,167)	12,618,782
Net income (loss):					
By segment	26,647,635	(66,333,483)	1,009,331	(8,045,126)	(29,205,945)
Unrealized intersegment sales	—	(1,483,883)	(93,432)	(6,363)	(64,484)
Unrealized gain due to production cost valuation of inventory	(873,188)	(21,124,211)	(711,627)	(638,913)	(52,830)
Capitalized refined products	(213,9945)	—	—	—	—
Equity method for unrealized profits	(5,294)	—	—	—	(27,104,935)
Amortization of capitalized interest	89,236	—	—	—	—
Consolidated net income (loss)	23,718,444	(88,941,577)	204,272	(8,690,402)	(56,428,194)

As of / for the period ended December 31, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Current assets	Ps. 820,492,360	Ps. 386,170,862	Ps. 101,127,162	Ps. 89,487,031	Ps. 1,025,227,243	Ps. (2,068,255,524)	Ps. 354,249,134
Permanent investments in shares of non-consolidated subsidiaries, associates and others	793,092	157,094	3,466,391	—	317,377,988	(306,148,402)	15,646,163
Wells, pipelines, properties, plant and equipment	1,212,960,292	219,176,143	111,282,906	41,264,597	9,890,007	—	1,594,573,945
Total assets	2,046,726,995	606,644,191	218,174,856	131,630,251	2,001,143,326	(3,020,923,563)	1,983,396,056
Current liabilities	414,738,364	467,072,805	32,245,722	24,776,254	1,375,772,617	(2,061,160,610)	253,445,152
Long-term debt	620,556,799	33,166,720	1,711,125	255,062	659,895,546	(642,928,085)	672,657,167
Reserve for employee benefits	272,745,883	278,413,001	61,292,344	80,695,724	150,314,666	—	843,461,618
Total liabilities	1,363,611,400	786,635,034	120,749,516	106,070,015	2,195,049,331	(2,714,779,445)	1,857,335,851
Equity	683,115,595	(179,990,843)	97,425,340	25,560,236	(193,906,005)	(306,144,118)	126,060,205

As of / for the period ended December 31, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Assets:					
By segment	Ps.2,054,003,997	Ps. 679,105,499	Ps. 221,397,523	Ps. 133,873,110	Ps. 2,044,278,594
Unrealized intersegment sales	—	(4,419,930)	(958,022)	(7,654)	8,245,430
Unrealized gain due to production cost valuation of inventory	(12,523)	(68,041,378)	(2,264,645)	(2,235,205)	(11,136,218)
Capitalized refined products	(4,520,495)	—	—	—	—
Equity method for unrealized profits	(7,412)	—	—	—	(40,244,480)
Amortization of capitalized interest	(2,736,572)	—	—	—	—
Consolidated assets	2,046,726,995	606,644,191	218,174,856	131,630,251	2,001,143,326
Liabilities:					
By segment	1,363,611,400	786,635,034	120,749,516	106,070,015	2,197,151,465
Unrealized gain due to production cost valuation of inventory	—	—	—	—	(2,102,134)
Consolidated liabilities	1,363,611,400	786,635,034	120,749,516	106,070,015	2,195,049,331

As of January 1, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Current assets	Ps. 739,822,774	Ps. 371,951,541	Ps. 99,738,697	Ps. 89,681,743	Ps. 913,283,766	Ps.(1,903,569,091)	Ps. 310,909,430
Permanent investment in shares of non-consolidated subsidiaries, associates and others	753,219	157,094	1,983,237	—	395,704,399	(385,077,696)	13,520,253
Wells, pipelines, properties, plant and equipment	1,167,071,222	202,312,826	115,929,372	34,407,926	9,860,596	—	1,529,581,942
Total assets	1,919,848,019	575,503,347	218,095,332	125,248,729	1,875,681,124	(2,844,852,888)	1,869,523,663
Current liabilities	433,338,544	323,872,240	29,914,167	17,323,008	1,294,463,251	(1,891,704,715)	207,206,495
Long-term debt	532,529,418	30,896,536	2,855,608	318,043	561,413,631	(553,222,768)	574,790,468
Reserve for employee benefits	263,822,113	253,192,506	59,267,028	70,272,174	135,475,217	—	782,029,038
Total liabilities	1,285,040,065	615,223,704	118,336,498	88,213,142	1,998,726,392	(2,459,771,710)	1,645,768,091
Equity	634,807,954	(39,720,357)	99,758,834	37,035,587	(123,045,268)	(385,081,178)	223,755,572

NOTE 11—CONTINGENCIES

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of September 30, 2012, PEMEX had accrued a reserve of Ps. 9,268,085 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. On January 11, 2012, the ICA notified the parties of the final award, pursuant to which Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056. After the amounts were offset, the amount to be paid to CONPROCA is U.S. $282,121 plus financial expenses and taxes. On February 10, 2012, CONPROCA filed a request to clarify the final award. On April 13, 2012, the ICA notified the parties that CONPROCA had filed a claim seeking recognition of the general liability award issued on December 17, 2008. On April 30, 2012, the ICA denied CONPROCA's request to clarify the final award and notified the parties. On August 17, 2012, CONPROCA filed a motion against the resolution that denied their request to clarify the final award and included legal, tax and accounting experts' opinions. On September 21, 2012, Petróleos Mexicanos and Pemex-Refining filed a response to this claim including replies to the experts' opinion filed by CONPROCA. In September 2012, Petróleos Mexicanos and Pemex-Refining filed a claim in a Mexican federal court seeking that the arbitration award be declared null and void, which was denied. Petróleos Mexicanos and Pemex-Refining then filed an *amparo* against this resolution, which as of this date is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. ("USISA") filed a claim (No. 202/2003) before the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,094 in damages and expenses. On July 13, 2010, the *Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito* (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District issued a judgment in connection with an *amparo* filed by USISA, ordering Pemex-Refining to pay Ps. 89,000 plus the plaintiff's financial expenses. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. Subsequently, the plaintiff filed a motion for the payment of financial expenses seeking approximately Ps. 67,281, to which Pemex-Refining responded. The evidentiary stage related to this payment was opened, and Pemex-Refining appointed its expert, who accepted his designation. On May 11, 2012, a final hearing was held. On August 15, 2012 a judgment was issued and Pemex-Refining was ordered to pay Ps. 66,378. On August 21, 2012, Pemex-Refining filed an appeal against this resolution, which is still pending as of the date of this report.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had issued an award, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the judgment be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court. Such amount was deposited by Pemex-Exploration and Production in the Court's account on December 30, 2010. Previously, Pemex-Exploration and Production had filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. A hearing in connection with the appeal was held on February 2, 2012. On February 16, 2012, the Second Circuit Court of Appeals vacated the District Court's judgment and remanded the case to the District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA has requested that the arbitration award be confirmed. A hearing was held on May 10, 2012. The parties will file their briefs related to the recognition of the judgment issued by the Mexican court. In addition, COMMISA requested a mediation procedure, in which the parties would be able to elect whether to participate or not. The Court stated that the request that the guarantee deposit be returned will be resolved in the final award. On September 5, 2012 and September 19, 2012, hearings were held before the District Court for the Southern District to review Pemex-Exploration and Production's execution of the guarantees granted in connection with the construction agreement. The Court notified COMMISA that it may resort to Mexican courts for any actionable claims, and informed the parties that it will issue its final judgment in approximately six months.

In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On August 1, 2012, the Third Regional Court requested that the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. The Court also requested that the Tax Management Service provide missing documentation. As of the date of this report, the trial is in the evidentiary stage.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Refining. On August 30, 2011, Pemex-Refining filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Refining accepted his designation. On August 1, 2012, the Third Regional Court requested that the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court review this claim due to the amount involved, which was notified to the parties on September 25, 2012. The Court also requested that the Tax Management Service provide missing documentation. As of the date of this report, the trial is in the evidentiary stage.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction, which was denied. Other subsequent appeals were also denied. On April 20, 2012, the evidentiary stage commenced and the parties filed their documentary evidence and experts' opinions. As of the date of this report, a final resolution is still pending.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage and a final resolution is still pending. In addition, in 2010, the plaintiffs filed an *amparo* (No. 2185/2010-II) before the *Juzgado Cuarto de Distrito* (Fourth District Court) in Tabasco, arguing that the *Ley de Obras Públicas y Servicios Relacionados con las Mismas* (Law of Public Works and Related Services) is unconstitutional and the guarantee paid under the public works contract should be returned to the plaintiffs. On March 22, 2012, the judge admitted a motion filed by the plaintiffs to review the resolution that denied this *amparo,* which is still pending. On April 14, 2011, in a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Metropolitan Regional Court) of the Tax and Administrative Federal Court in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. As of the date of this report, the trial is in the evidentiary stage and a final resolution is still pending.

On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimosegundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed a response to this claim and a motion stating that the court lacked jurisdiction. This motion was denied on August 8, 2011. Subsequent appeals and *amparos* by Pemex-Exploration and Production were also denied. On September 28, 2012, Pemex-Exploration and Production requested the commencement of the evidentiary stage. As of the date of this report, a final resolution is still pending.

On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking to have the lack of recognition of its alleged petroleum rights concessions declared null and void, and is also seeking damages of approximately Ps. 1,552,730. In November 2011, the trial was suspended based on a motion filed by Pemex-Exploration and Production and Petróleos Mexicanos arguing that the court lacked jurisdiction, which was denied on July 19, 2012 and declared to the parties on August 23, 2012. As of the date of this report, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

NOTE 12—SUBSEQUENT EVENTS

During October, 2012, the significant financing activities of PEMEX were as follows:

On October 19, 2012, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Notes due 2044; this was a reopening of the June 26, 2012 issuance, and the notes were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On October 24, 2012, the exchange rate was Ps. 12.8571 per U.S. dollar, which represents an appreciation of 0.04% of the value of the peso in dollar terms as compared to the exchange rate as of September 30, 2012, which was Ps. 12.8521 per U.S. dollar.

On October 24, 2012, the weighted average price of the crude oil exported by PEMEX was U.S. $96.13 per barrel, a decrease of 4.8% as compared to the average price as of September 30, 2012, which was U.S. $101.06 per barrel.

As of December 31, 2011 and as of October 24, 2012, PEMEX has valued and recorded the 57,204,240 Repsol shares acquired by PMI HBV during 2011 as an available-for-sale investment. The market value of Repsol shares has decreased approximately 35.5% from U.S. $30.51 per share as of December 30, 2011 to U.S. $19.67 per share as of October 24, 2012. As of the date of this report, PEMEX's management is in the process of evaluating the impact of these developments on its investment in Repsol.

NOTE 13—EXPLANATION OF TRANSITION TO IFRS

As stated in Note 2(b), 2012 is the first year in which PEMEX has prepared its unaudited condensed consolidated interim financial statements in accordance with IFRS. The accounting policies set out in Note 3 have been applied in preparing these unaudited condensed consolidated interim financial statements as of September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011, the comparative information as of and for the year ended December 31, 2011 and in the preparation of the opening statement of financial position at January 1, 2011 (PEMEX transition date).

In preparing its opening IFRS statement of financial position, PEMEX has adjusted amounts reported previously in financial statements prepared in accordance with Mexican FRS. An explanation of how the transition from previous Mexican FRS to IFRS has affected PEMEX's financial position, comprehensive income and cash flows, as well as explanations of variations in IFRS adjustments, are set out in the following tables and the notes thereto:

Reconciliation of financial position at January 1, 2011 (transition date) from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2010	Adjustments and/or Reclassifications	Ref	IFRS As of January 1, 2011
ASSETS:				
Current assets:				
Cash and cash equivalents	Ps. 133,587,079	Ps. (2,404,154)	1	Ps. 131,182,925
Accounts, notes receivables and others—Net	120,887,383	—		120,887,383
Inventories—Net	40,518,866	(1,250,995)	2	39,267,871
Derivative financial instruments	20,917,211	(1,345,960)	3	19,571,251
Available-for-sale investment securities	—	—		—
Total current assets	315,910,539	(5,001,109)		310,909,430
Investments in shares of non-consolidated subsidiaries, associates and others	11,116,080	2,404,173	1	13,520,253
Well, pipelines, properties, plant and equipment—Net	1,061,387,901	468,194,041	4	1,529,581,942
Intangible assets and deferred taxes—Net	6,782,060	8,729,978	1,5,6,8	15,512,038
Total assets	Ps. 1,395,196,580	Ps. 474,327,083		Ps. 1,869,523,663
LIABILITIES:				
Current liabilities:				
Current portion of long-term debt	Ps. 89,554,617	Ps —		Ps. 89,554,617
Suppliers	43,474,439	—		43,474,439
Accounts payable and other	21,658,672	(47,133)	3	21,611,539
Taxes and duties payable	52,565,900	—		52,565,900
Total current liabilities	207,253,628	(47,133)		207,206,495
Long-term liabilities:				
Long-term debt	575,170,797	(380,329)		574,790,468
Reserve for employee benefits	661,365,065	120,663,973	7	782,029,038
Reserve for sundry creditors and other	55,493,441	(1,363,482)		54,129,959
Deferred taxes	7,215,760	20,396,371	8	27,612,131
Total liabilities	1,506,498,691	139,269,400		1,645,768,091
EQUITY:				
Certificates of Contribution "A"	96,957,993	(47,353,158)	9	49,604,835
Mexican Government contributions to Petróleos Mexicanos	180,382,423	(1,651,832)	9	178,730,591
Legal reserve	987,535	(9,775)	9	977,760
Donation surplus	3,446,743	(28,415)	9	3,418,328
Accumulated other comprehensive (loss)	4,396,294	(4,628,672)	10	(232,378)
Accumulated (losses) earnings	(397,473,099)	388,729,535	4,7,9,10	(8,743,564)
Total equity	(111,302,111)	335,057,683		223,755,572
Total liabilities and equity	Ps. 1,395,196,580	Ps. 474,327,083		Ps. 1,869,523,663

Reconciliation of financial position at September 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of September 30, 2011	Adjustments and/or Reclassifications	Ref	IFRS As of September 30, 2011
ASSETS:				
Current assets:				
Cash and cash equivalents	Ps. 128,297,359	Ps. (2,583,509)	1	Ps. 125,713,850
Accounts, notes receivables and others—Net	154,757,531	—		154,757,531
Inventories—Net	43,873,185	(289,179)	2	43,584,006
Derivative financial instruments	15,305,779	(984,493)	3	14,321,286
Available-for-sale investment securities	20,840,194	—		20,840,194
Total current assets	363,074,048	(3,857,181)		359,216,867
Investments in shares of non-consolidated subsidiaries, associates and others	11,499,738	2,583,571	1	14,083,309
Well, pipelines, properties, plant and equipment—Net	1,088,823,163	447,731,553	4	1,536,554,716
Intangible assets and deferred taxes—Net	8,697,804	6,570,243	1,5,6,8	15,268,047
Total assets	Ps. 1,472,094,753	Ps. 453,028,186		Ps. 1,925,122,939
LIABILITIES:				
Current liabilities:				
Current portion of long-term debt	106,504,393	—		106,504,393
Suppliers	57,862,049	—		57,862,049
Accounts payable and other	26,056,474	(612,304)	3	25,444,170
Taxes and duties payable	58,330,630	—		58,330,630
Total current liabilities	248,753,546	(612,304)		248,141,242
Long-term liabilities:				
Long-term debt	616,954,957	90,888		617,045,845
Reserve for employee benefits	718,108,802	94,709,206	7	812,818,008
Reserve for sundry creditors and other	58,860,616	(1,878,050)		56,982,566
Deferred taxes	6,754,401	19,865,356	8	26,619,757
Total liabilities	1,649,432,322	112,175,096		1,761,607,418
EQUITY:				
Certificates of Contribution "A"	96,957,993	(47,353,158)	9	49,604,835
Mexican Government contributions to Petróleos Mexicanos	180,382,423	(1,651,832)	9	178,730,591
Legal reserve	987,535	(9,775)	9	977,760
Donation surplus	3,587,070	(28,415)	9	3,558,655
Accumulated other comprehensive (loss)	7,956,847	(4,609,108)	10	3,347,739
Accumulated (losses) earnings	(397,473,099)	388,729,535	4,7,9,10	(8,743,564)
Net (loss) for the year	(69,736,338)	5,775,843		(63,960,495)
Total equity	(177,337,569)	340,853,090		163,515,521
Total liabilities and equity	Ps. 1,472,094,753	Ps. 453,028,186		Ps. 1,925,122,939

Reconciliation of financial position at December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2011	Adjustments and/or Reclassifications	Ref	IFRS As of December 31, 2011
ASSETS:				
Current assets:				
Cash and cash equivalents	Ps. 117,100,111	Ps. (2,731,875)	1	Ps. 114,368,236
Accounts, notes receivables and others—Net	154,658,669	—		154,658,669
Inventories—Net	44,152,462	887,793	2	45,040,255
Derivative financial instruments	16,903,030	(1,377,036)	3	15,525,994
Available-for-sale investment securities	24,655,980	—		24,655,980
Total current assets	357,470,252	(3,221,118)		354,249,134
Investments in shares of non-consolidated subsidiaries, associates and others	Ps. 12,913,364	Ps. 2,732,799	1	Ps. 15,646,163
Well, pipelines, properties, plant and equipment—Net	1,152,505,680	442,068,265	4	1,594,573,945
Intangible assets and deferred taxes—Net	10,455,680	8,471,134	1,5,6,8	18,926,814
Total assets	Ps. 1,533,344,976	Ps. 450,051,080		Ps. 1,983,396,056
LIABILITIES:				
Current liabilities:				
Current portion of long-term debt	Ps. 110,497,449	Ps. —		Ps. 110,497,449
Suppliers	53,313,171	—		53,313,171
Accounts payable and other	23,888,823	(24,750)	3	23,864,073
Taxes and duties payable	65,770,459	—		65,770,459
Total current liabilities	253,469,902	(24,750)		253,445,152
Long-term liabilities:				
Long-term debt	672,275,110	382,057	6	672,657,167
Reserve for employee benefits	731,016,999	112,444,619	7	843,461,618
Reserve for sundry creditors and other	64,284,261	(2,191,368)		62,092,893
Deferred taxes	6,217,833	19,461,188	8	25,679,021
Total liabilities	1,727,264,105	130,071,746		1,857,335,851
EQUITY:				
Certificates of Contribution "A"	Ps. 96,957,993	Ps. (47,353,158)	9	Ps. 49,604,835
Mexican Government contributions to Petróleos Mexicanos	180,382,423	(1,651,832)	9	178,730,591
Legal reserve	987,535	(9,775)	9	977,760
Donation surplus	3,446,743	(28,415)	9	3,418,328
Accumulated other comprehensive (loss)	13,262,597	(30,826,867)	10	(17,564,270)
Accumulated (losses) earnings	(397,473,099)	388,729,535	4,7,9,10	(8,743,564)
Net (loss) for the year	(91,483,321)	11,119,846		(80,363,475)
Total equity	(193,919,129)	319,979,334		126,060,205
Total liabilities and equity	Ps. 1,533,344,976	Ps. 450,051,080		Ps. 1,983,396,056

Reconciliation of comprehensive income for the nine-month period ended September 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the nine-month period ended September 30, 2011	Adjustments and/or reclassifications	Ref	IFRS For the-nine month period ended September 30, 2011
Net sales	Ps. 1,138,146,095	Ps. —		Ps. 1,138,146,095
Cost of sales	560,229,613	5,987,332	2,4,7	566,216,945
Gross income	577,916,482	(5,987,332)		571,929,150
General expenses:				
Transportation and distribution expenses	24,230,162	(2,612,571)	5,7	21,617,591
Administrative expenses	49,580,484	(8,264,649)	7	41,315,835
Total general expenses	73,810,646	(10,877,220)		62,933,426
Other revenues—Net	119,441,820	(372,777)	4	119,069,043
Operating income	623,547,656	4,517,111		628,064,767
Comprehensive financing result:				
Interest paid—Net	(22,255,695)	912,128	3	(21,343,567)
Exchange (loss) gain	(39,537,867)	(161,735)	4	(39,699,602)
	(61,793,562)	750,393		(61,043,169)
Profit sharing in non-consolidated subsidiaries, associates and others	1,045,488	—		1,045,488
Income before taxes and duties	562,799,582	5,267,504		568,067,086
Hydrocarbon extraction duties and others	627,255,873	—		627,255,873
Hydrocarbon income tax	2,571,404	—		2,571,404
Income tax	2,708,645	(508,341)	8	2,200,304
	632,535,922	(508,341)		632,027,581
Net (loss) income for the period	Ps. (69,736,340)	Ps. 5,775,845		Ps. (63,960,495)

Reconciliation of comprehensive income for the three-month period ended September 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the three-month period ended September 30, 2011	Adjustments and/or reclassifications	Ref	IFRS For the three-month period ended September 30, 2011
Net sales	Ps. 392,135,933	Ps. —		Ps. 392,135,933
Cost of sales	208,404,433	2,086,110	2,4,7	210,490,543
Gross income	183,731,500	(2,086,110)		181,645,390
General expenses:				
Transportation and distribution expenses	8,880,791	(882,443)	5,7	7,998,348
Administrative expenses	16,767,158	(2,741,036)	7	14,026,122
Total general expenses	25,647,949	(3,623,479)		22,024,470
Other revenues—Net	41,393,377	(255,639)	4	41,137,738
Operating income	199,476,928	1,281,730		200,758,658
Comprehensive financing result:				
Interest paid—Net	(18,040,849)	14,853	3	(18,025,996)
Exchange (loss) gain	(49,161,284)	(3,125,196)	4	(52,286,480)
	(67,202,133)	(3,110,343)		(70,312,476)
Profit sharing in non-consolidated subsidiaries, associates and others	762,766	—		762,766
Income before taxes and duties	133,037,561	(1,828,613)		131,208,948
Hydrocarbon extraction duties and others	214,434,128	—		214,434,128
Hydrocarbon income tax	(2,014,288)	—		(2,014,288)
Income tax	1,582,950	(1,252,041)	8	330,909
	214,002,790	(1,252,041)		212,750,749
Net (loss) income for the period	Ps. (80,965,229)	Ps. (576,572)		Ps. (81,541,801)

Reconciliation of comprehensive income for the year ended December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the year ended December 31, 2011	Adjustments and/or reclassifications	Ref	IFRS For the year ended December 31, 2011
Net sales	Ps. 1,558,428,922	Ps. —		Ps. 1,558,428,922
Cost of sales	780,625,539	7,987,018	2,4,7	788,612,557
Gross income	777,803,383	(7,987,018)		769,816,365
General expenses:				
Transportation and distribution expenses	31,349,011	(3,360,995)	5,7	27,988,016
Administrative expenses	65,029,047	(11,304,087)	7	53,724,960
Total general expenses	96,378,058	(14,665,082)		81,712,976
Other revenues—Net	195,544,884	5,381,070	4	200,925,954
Operating income	876,970,209	12,059,134		889,029,343
Comprehensive financing result:				
Interest paid—Net	(32,840,763)	4,360	3	(32,836,403)
Exchange (loss) gain	(58,800,623)	(1,390,580)	4	(60,191,203)
	(91,641,386)	(1,386,220)		(93,027,606)
(Loss) profit sharing in non-consolidated subsidiaries, associates and others	(796,398)	—		(796,398)
Income before taxes and duties	784,532,425	10,672,914		795,205,339
Hydrocarbon extraction duties and others	871,686,746	—		871,686,746
Hydrocarbon income tax	708,469	—		708,469
Income tax	3,620,531	(446,932)	8	3,173,599
	876,015,746	(446,932)		875,568,814
Net (loss) income for the year	Ps. (91,483,321)	Ps. 11,119,846		Ps. (80,363,475)

Notes to the reconciliation of the statement of financial position at January 1, 2011, (transition date) and December 31, 2011.

1. Cash and cash equivalents

FRS C-1 "Cash and Cash Equivalents" requires restricted cash to be presented as part of the cash and cash equivalents line item; but under IAS 1, "Presentation of Financial Statements," restricted cash must be presented separately from "cash and cash equivalents" on the statement of financial position. PEMEX has therefore reclassified Ps. 2,404,154, Ps. 2,583,509 and Ps. 2,731,875 as of January 1, 2011, September 30, 2011 and December 31, 2011, respectively, from "cash and cash equivalents" under Mexican FRS to "permanent investments in shares of non-consolidated subsidiaries, associates and others" under IFRS.

2. Inventories

Certain components of "wells, pipelines, properties, plants and equipment" (spare parts) were classified in the line item "inventories" under Mexican FRS. However; these components were classified as fixed assets in accordance with IAS 16 "Property, Plant and Equipment" ("IAS 16"). Accordingly, PEMEX reclassified Ps. 1,250,995, Ps. 1,028,494 and Ps. 647,340 as of January 1, 2011, September 30, 2011 and December 31, 2011, respectively, from "inventories" under Mexican FRS to "wells, pipelines, properties, plants and equipment" under IFRS.

As of September 30, 3011 and December 31, 2011, effects in inventories arising from adjustments to employee benefits and from the depreciation and amortization of different parts of fixed assets resulted in an increase in inventories and a decrease in the cost of sales for the year for Ps. 739,315 and Ps. 1,535,133, respectively.

3. Derivative financial instruments

DFIs were recognized at fair value at the transition date. The fair value was modified to include the counterparty risk in the valuation method, in accordance with IAS 39 "Financial Instruments Recognition and Measurement." The adjustment obtained as of January 1, 2011 resulted in a decrease in other current assets of Ps. 1,345,960 and in a decrease in accounts payable and other of Ps. 95,560, thereby affecting accumulated losses.

For the period ended September 30, 2011, changes in fair value computation methods, as well as the liquidation of trading positions of derivative financial instruments during the period resulted in decreases in other current assets and accounts payable and other of Ps. 984,493 and Ps. 646,221, respectively, which led to a net loss of Ps. 912,128 for comprehensive financing result.

For the period ended December 31, 2011, changes in fair value computation methods, as well as the liquidation of trading positions of derivative financial instruments during the period resulted decreases in other current assets and in accounts payable and other of Ps. 1,377,036 and Ps. 78,350, respectively, which led to a net loss of Ps. 43,588 for the comprehensive financing result.

4. Wells, pipelines, properties, plant and equipment

In accordance with IFRS 1, PEMEX chose to measure certain wells, pipelines, offshore platforms and drilling equipment at their fair value as of the transition date to IFRS, and to use that fair value as the deemed cost of those assets. As a result, PEMEX recognized a Ps. 476,482,248 increase in the fair value of plants, pipelines, offshore platforms and drilling equipment as of January 1, 2011, which was recognized against accumulated losses.

In addition, IAS 16 requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of December 31, 2011, the net effect of the depreciation for the year resulted in a debit to cost of sales and operating expenses of Ps. 28,469,974.

As of December 31, 2011, some cash-generating units had improved economic conditions, which allowed PEMEX to increase their carrying value and to reverse Ps. 5,376,266 of impairment previously recognized in other revenues.

PEMEX reclassified costs of exploratory wells, not associated with any reserve, from the fixed assets to intangible assets until it is determined if they are subject to capitalization in accordance with IFRS 6, in the amount of Ps. 9,231,901 at January 1, 2011, Ps. 7,059,749 at September 30, 2011 and Ps. 9,552,703 at December 31, 2011.

During the second quarter of 2012, PEMEX modified its accounting policy regarding the selection of certain types of fixed assets for initial valuation at fair value in accordance with IFRS 1. As a result, PEMEX recognized a decrease of 3.1% and 2.2% in the total amount of fixed assets as of January 1, 2011 and December 31, 2011, respectively, as well as a decrease in depreciation expense of approximately 5.0% for both the nine months ended September 30, 2011 and the year ended December 31, 2011.

As of September 30, 2011 and December 31, 2011, in accordance with IAS 23 "Capitalization of Borrowing Costs," the effects of capitalization of comprehensive financing result previously recognized under Mexican FRS in the amounts of Ps.161,735 and Ps.1,342,630, respectively, were eliminated against exchange losses.

5. Easements and rights of way

Certain expenditures related to easements and rights of way were classified in the line items wells, pipelines, properties, plant and equipment or in accumulated losses under Mexican FRS as of the transition date. However, under IFRS these easements and rights of way are identified as intangible assets. As a result, PEMEX recognized intangible assets as of January 1, 2011, in an amount of Ps. 1,197,661, comprised of (i) a reclassification of easements and rights of way in the amount of Ps. 307,302 from the line item "wells, pipelines, properties, plant and equipment" to the line item "intangible assets" and (ii) a credit recognized against accumulated losses in the amount of Ps. 890,359.

As of September 30, 2011, the effect of rights of way was Ps. 1,268,196, comprised of (i) Ps. 312,940 from the line item "wells, pipelines, properties, plant and equipment" to the line item "intangible assets" and (ii) a credit recognized against accumulated losses and net loss for the year in the amount of Ps. 955,256.

As of December 31, 2011, the effect of rights of way was Ps. 1,147,316, comprised of (i) Ps. 291,749 from the line item "wells, pipelines, properties, plant and equipment" to the line item "intangible assets" and (ii) a credit recognized against accumulated losses and net loss for the year in the amount of Ps. 855,567.

6. Long term debt

As of September 30, 3011 and for the year ended December 31, 2011, under IFRS, PEMEX recognized an amortized cost effect of debt in the amount of Ps. 7,905 and Ps. 4,436, respectively.

PEMEX reclassified to long term debt the expenses related with the issue of debt and originally recorded in other assets to Ps. 1,743,813 as of January 1, 2011, Ps. 1,779,257, as of September 30, 2011 and Ps. 1,804,872 as of December 31, 2011. Likewise, PEMEX reclassified liabilities related to issue of debt to Ps. 1,363,484 as of January 1, 2011, Ps. 1,878,051 as of September 30, 2011, and Ps. 2,191,365 as of December 31, 2011.

7. Employee benefits

PEMEX chose the early adoption of IAS 19 for employee benefits, as described in Note 2(b). As a result, unamortized cumulative actuarial net gains under Mexican FRS as of January 1, 2011 of Ps. 123,150,302 were recognized, resulting in an increase in the reserve for employee benefits and a corresponding increase in accumulated losses on the initial statement of financial position under IFRS.

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, with a resulting amount of Ps. 2,485,764 credited against accumulated losses on the initial statement of financial position under IFRS.

As of December 31, 2011, the net effect in the reserve for employee benefits (in addition to the items described above) was a decrease of Ps. 8,243,929, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. 26,031,268 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 34,275,197.

8. Deferred taxes

As a result of the change in the book basis of assets and liabilities from the transition to IFRS, deferred tax assets increased in the amount of Ps. 69,661 as compared to the amount recognized previously under Mexican FRS, offset by an increase in deferred tax liabilities in the amount of Ps. 20,396,372. Both increases were recognized against accumulated losses in the statement of financial position as of January 1, 2011.

As of September 30, 2011 and for the year ended December 31, 2011, PEMEX recognized an increase in deferred tax liabilities of Ps. 19,818,370 and Ps. 19,850,032, respectively, resulting in a credit to comprehensive financing result of Ps. 508,341 as of September 30, 2011 and Ps. 476,679 as of December 31, 2011.

In accordance with IAS 12 "Accounting for taxes on Income," PEMEX eliminated the component of deferred employee profit sharing recognized previously under Mexican FRS, resulting in a Ps. 25,432 credit against accumulated losses on the initial statement of financial position under IFRS as of January 1 and September 30, 2011. As a result of this change, PEMEX recognized a credit of Ps. 9,691 in comprehensive income at December 31, 2011.

9. Recognition of inflationary effects

PEMEX recognized inflation effects in respect of its Certificates of Contribution "A" and contributions of the Mexican Government prior to December 31, 1997, the date on which Mexican economy was no longer considered hyperinflationary. As a result inflation effects recognized after this date in the amount of Ps. 49,043,180 were reclassified to accumulated losses in the opening statement of financial position under IFRS as of January 1, 2011.

10. Other comprehensive result

Foreign currency translation

In accordance with IFRS 1, PEMEX chose to cancel the accumulated gains and losses from the translation of foreign currency amounts, and to value the cumulative currency translation effects for all foreign operations at zero as of January 1, 2011, with a debit of Ps. 4,628,672 recorded in accumulated losses in the initial statement of financial position under IFRS. This adjustment did not impact the total value of equity.

Accumulated losses and comprehensive result

Except for reclassified items, all of the adjustments related to the adoption of IFRS were recognized in accumulated losses and comprehensive result as of January 1, 2011.

11. Cash Flow Statements

The IFRS adoption adjustments described above did not affect PEMEX's cash flows, as shown in the line item "cash and cash equivalents" in the statement of financial position.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Refining company	1	50.00	0	7,005,015
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	47.00	178,796	409,265
Gasoductos de Chihuahua, S. de R.L. de C.V.	Gas transportation	393,049,321	50.00	393,049,321	3,400,894
Instalaciones Inmobiliarias para Industrias, S.A.	Real estate provider	185,629,955	100.00	185,630	1,415,030
Cia. Mexicana de Exploraciones, S.A. de C.V.	Geological exploration services	25,333,847	60.00	25,333	852,625
Otros		1	0	0	1,006,955
Estimación de Fluctuación en Inversiones		1	0	0	-194,260
TOTAL INVESTMENT IN ASSOCIATES				393,439,080	13,895,524

NOTES

THE TREND PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO TREND PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44							128,521	128,521	257,042	257,042	257,042	514,084
EXPORT DEVELOPMENT (1) (8)	YES	14/11/2011	29/12/2016	1.73							0	0	0	0	0	2,570,519
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.93							35,185	97,589	31,202	0	0	0
ABN AMRO NV (1) (7)	YES	23/12/2002	29/03/2014	4.50							0	228,212	114,106	0	0	0
CITIBANK N.A. (1) (8)	YES	19/12/2007	26/06/2017	0.75							151,193	151,193	302,402	302,402	302,402	302,402
CITIBANK N.A. (1) (8)	YES	30/11/2006	15/12/2015	0.74							189,001	189,001	378,003	378,003	189,001	0
CITIBANK N.A. (1) (8)	YES	03/01/2003	01/10/2012	0.93							12,257	0	0	0	0	0
CITIBANK INTERNATIO (1) (8)	YES	30/11/2010	24/06/2019	1.51							311,621	311,621	623,242	623,242	623,242	1,869,719
CITIBANK N.A. (1) (8)	YES	30/09/2002	16/12/2013	0.82							192,782	46,139	46,139	0	0	0
CITIBANK N.A. (1) (8)	YES	30/08/2011	25/06/2015	0.77							226,802	226,802	453,604	453,604	0	0
CITIBANK N.A. (1) (8)	YES	11/05/2001	20/12/2012	0.82							192,782	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	13/07/2004	16/06/2014	0.82							226,802	226,802	52,920	0	0	0
BANCO BILBAO VIZCAY (1) (8)	YES	28/12/2010	30/12/2020	1.43							87,731	87,731	175,461	175,461	175,461	789,576
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	16/06/2014	0.77							91,801	91,801	183,601	0	0	0
BANK OF AMERICA N.A (1) (8)	YES	21/12/2011	30/03/2022	0.92							0	257,042	257,042	257,042	257,042	1,412,599
BANK OF AMERICA N.A (1) (8)	YES	22/04/1998	26/01/2015	0.76							0	604,805	604,805	302,402	0	0
BANK OF AMERICA N.A (1) (8)	YES	22/04/1998	25/06/2015	0.77							264,602	264,602	529,204	529,204	0	0
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	1.04							257,042	257,042	514,084	514,084	514,084	2,313,378
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.91							302,402	302,402	604,805	604,805	604,805	604,805
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.71							0	514,084	257,042	0	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.77							302,402	302,402	604,805	0	0	0
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.91							151,201	151,201	302,402	302,402	302,402	302,402
CALYON NEW BRAYORK (1) (8)	YES	30/11/2006	27/02/2017	0.74							0	42,503	42,503	42,503	42,503	21,252
EXPORT DEVELOPMENT (1) (8)	YES	22/06/2012	18/07/2017	2.24							0	0	0	0	0	3,854,869
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.99							12,349	12,349	12,349	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	1.23							1,766	1,766	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	1.24							64,261	192,782	192,782	128,521	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/07/2010	09/11/2020	1.03							321,303	321,303	642,605	642,605	642,605	2,891,723
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							128,521	128,521	257,042	257,042	257,042	1,413,022
EXPORT IMPORT BANK (1) (7)	YES	21/12/2011	30/12/2021	2.45							64,261	64,261	128,521	128,521	128,521	706,285
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							385,563	385,563	771,126	771,126	771,126	2,698,941
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							192,781	192,781	385,563	385,563	385,563	1,349,471

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							96,391	96,391	192,781	192,781	192,781	674,735
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							0	155,237	155,237	155,237	155,237	77,619
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							8,799	13,164	21,963	21,963	8,738	6,354
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.71							0	61,250	30,625	0	0	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.82							83,539	83,539	0	0	0	0
BARCLAYS BANK PLC, (1) (8)	YES	10/08/2004	16/12/2013	0.78							151,201	151,201	64,261	0	0	0
BARCLAYS BANK PLC, (1) (8)	YES	14/03/2003	10/12/2013	0.79							128,521	69,273	69,273	0	0	0
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	1.13							12,305	12,305	24,610	0	0	0
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	1.11							6,198	7,268	2,239	0	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	17/09/2014	0.88							0	36,451	36,451	0	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	1.48							67,800	67,800	135,599	135,599	135,599	542,397
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	1.09							0	43,631	21,815	0	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	09/01/2013	1.08							0	33,757	0	0	0	0
HSBC BANK PLC (1) (8)	YES	09/12/2005	07/11/2013	0.93							22,965	22,965	22,965	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	1.10							68,166	62,377	99,540	37,163	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.86							38,786	38,786	77,571	51,262	12,476	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	1.73							0	162,180	162,180	162,180	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.91							0	91,166	91,166	91,166	0	0
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	1.16							0	58,685	0	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.86							2,235	2,235	4,469	4,469	2,235	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	1.12							5,471	5,471	10,943	0	0	0
HSBC BANK PLC (1) (8)	YES	01/04/2010	30/03/2020	1.34							0	172,897	172,897	172,897	172,897	605,140
HSBC BANK PLC (1) (8)	YES	30/06/2011	30/06/2021	1.41							52,569	52,569	105,137	105,137	105,137	526,845
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.94							38,351	38,351	76,701	76,701	76,701	76,701
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.91							0	12,863	12,863	6,432	0	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	0.91							22,450	22,450	22,450	0	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	29/05/2014	1.13							1,275	1,275	2,550	0	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.88							10,775	10,775	21,549	10,775	0	0
HSBC BANK PLC (1) (8)	YES	29/06/2005	30/04/2013	1.08							18,871	18,871	0	0	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	1.11							4,222	4,222	4,222	0	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.94							12,477	12,477	24,954	12,477	0	0
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	1.37							0	76,671	76,671	76,671	76,671	230,013
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.85							0	48,716	9,384	9,384	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.93							75,601	75,601	151,201	151,201	151,201	151,201
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.76							113,401	113,401	226,802	226,802	226,802	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	1.13							64,261	64,261	128,521	128,521	128,521	706,784
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.97							128,521	128,521	257,042	257,042	257,042	1,413,022
J.P. MORGAN CHASE B (1) (8)	YES	21/12/2011	30/12/2021	0.97							128,521	128,521	257,042	257,042	257,042	1,413,567
J.P. MORGAN CHASE B (1) (8)	YES	09/12/2010	21/12/2020	1.04							128,521	128,521	257,042	257,042	257,042	1,156,689
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.61							64,260	64,260	128,521	128,521	128,521	449,824
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	1.59							128,521	128,521	257,042	257,042	257,042	899,647
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.91							113,401	113,401	226,802	226,802	226,802	226,802
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.97							31,012	31,012	62,023	33,297	0	0
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	2.09							0	966,589	966,589	966,589	966,589	483,279
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	1.46							80,985	0	0	0	0	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	2.37							0	907,230	907,230	907,230	907,230	3,175,111
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	14/12/2018	1.16							481,954	481,954	963,908	963,908	963,908	2,409,769
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.90							266,805	266,805	533,610	533,610	266,805	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							440	440	879	43	43	0
SOCIETE GENERALE (1) (8)	YES	10/12/2010	21/12/2020	1.09							128,521	128,521	257,042	257,042	257,042	1,156,689
SOCIETE GENERALE (1) (8)	YES	09/12/2010	21/12/2020	1.03							128,521	128,521	257,042	257,042	257,042	1,156,689
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							0	318,106	318,106	318,106	318,106	159,053
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.88							0	222,081	222,081	222,081	222,081	111,041
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	1.17							0	92,490	92,490	92,490	92,490	46,245
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.77							0	302,402	151,201	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.69							0	453,604	453,604	453,604	0	0
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.77							0	453,604	453,604	226,802	0	0
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.79							128,521	72,165	72,165	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	1.09							385,563	835,387	899,647	64,261	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	1.28							0	285,602	0	0	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							0	108,897	108,897	108,897	108,897	54,448
INT DEV NO PAG	NOT		31/12/2012	0.00							401,458	0	0	0	0	0
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT	11/08/2009	15/07/2014	7.20	333,333	1,000,000	1,333,333	0	0	0						
BBVA BANCOMER, S.A. (6) (7)	NOT	25/05/2010	20/12/2012	10.55	800,000	0	0	0	0	0						
BANCO SANTANDER, S. (6) (11)	NOT	19/11/2004	23/11/2012	5.29	600,000	0	0	0	0	0						
BANCO NACIONAL DE M (6) (7)	NOT	28/10/2004	05/11/2012	11.00	1,000,000	0	0	0	0	0						
HSBC (6) (11)	NOT	22/12/2011	29/12/2016	5.34	0	0	0	1,166,667	1,166,667	1,153,604						
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	2.57							0	128,521	0	0	0	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.70							0	17,671,638	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BBVA BANCOMER, S.A. (1) (8)	NOT	15/12/2010	15/01/2016	1.73							0	0	0	0	4,955,619	0
BBVA BANCOMER, S.A. (1) (8)	NOT	09/12/2010	15/01/2016	1.73							0	0	0	0	20,748,581	0
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.91							0	0	3,468,482	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							10,279	31,661	44,208	46,600	49,121	266,773
BANAMEX (1) (7)	NOT	27/03/2012	27/01/2022	3.80							10,389	31,728	43,807	45,513	47,165	285,206
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							9,444	28,837	39,651	40,988	42,506	243,424
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							10,553	32,185	44,317	45,904	47,439	272,049
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							10,562	32,252	44,346	45,841	47,539	273,053
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							9,444	28,728	39,630	41,060	42,514	243,473
CREDIT AGRICOLE CIB (1) (7)	YES	20/09/2012	04/10/2012	1.45							835,387	0	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	28/09/2012	01/10/2012	1.34							642,605	0	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	28/09/2012	12/10/2012	1.45							1,285,210	0	0	0	0	0
CREDIT AGRICOLE CIB (2) (8)	YES	07/09/2011	25/08/2014	6.61							0	1,681,585	1,681,585	0	0	0
HSBC (2) (8)	YES	07/09/2011	25/08/2014	6.61							0	1,991,338	1,991,338	0	0	0
NATIXIS (2) (8)	YES	07/09/2011	25/08/2014	6.61							0	752,282	752,282	0	0	0
OTHER																
INT DEV NO PAG	NOT		31/12/2012	0.00	31,898	0	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2012	0.00							20,988	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							108,243	243,547	324,730	324,730	324,730	1,921,319
COPFS (1) (8)	YES	01/02/2005	31/12/2016	1.91							5,524,000	5,741,347	4,922,323	1,220,903	142,283	0
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/05/2018	7.96							24,761	76,668	108,087	115,292	123,088	272,171
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							21,593	66,857	94,256	100,539	107,336	237,342
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	8.00							24,585	76,122	107,323	114,484	122,236	306,769
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							24,585	76,122	107,323	114,484	122,236	306,769
TOTAL BANKS					2,765,231	1,000,000	1,333,333	1,166,667	1,166,667	1,153,604	18,699,715	43,219,926	32,901,289	17,929,223	39,583,954	46,153,059

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: 03 YEAR: 2012

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT	05/02/2010	03/02/2015	5.50	0	0	0	7,947,165	0	0						
BANCO INVEX, S.A. (6) (11)	NOT	14/03/2011	08/03/2016	5.02	0	0	0	0	9,981,680	0						
BANCO INVEX, S.A. (6) (11)	NOT	27/09/2011	10/04/2017	5.05	0	0	0	0	0	6,987,513						
BANCO INVEX, S.A. (6) (11)	NOT	03/02/2010	12/05/2014	5.25	0	0	8,490,180	0	0	0						
BANCO INVEX, S.A. (6) (7)	NOT	01/12/2011	24/11/2021	7.65	0	0	0	0	0	9,983,914						
BANCO INVEX, S.A. (6) (7)	NOT	05/02/2010	27/01/2020	9.10	0	0	0	0	0	10,116,666						
BANCO INVEX, S.A. (7) (7)	NOT	27/09/2011	20/09/2021	3.55	0	0	0	0	0	3,132,782						
BANCO INVEX, S.A. (7) (7)	NOT	05/02/2010	27/01/2020	4.20	0	0	0	0	0	3,849,630						
SCOTIA INVERLAT (6) (11)	NOT	16/06/2006	05/06/2014	4.74	0	0	10,000,000	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT	11/02/2005	31/01/2013	5.07	0	12,487,400	0	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT	03/04/2009	28/03/2016	9.15	0	0	0	0	7,498,428	0						
SCOTIA INVERLAT (6) (7)	NOT	29/07/2005	16/07/2015	9.91	0	0	0	9,500,000	0	0						
SCOTIA INVERLAT (7) (13)	NOT	23/12/2004	05/12/2019	9.00	0	0	0	0	0	14,961,558						
INT DEV NO PAG	NOT		31/12/2012	0.00	869,948	0	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	12/03/2012	10/04/2019	2.50							0	0	0	0	0	4,104,943
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							0	0	0	6,857,002	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,313,823
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							0	0	0	0	0	16,473,722
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	16,610,050
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	4,966,800
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	7,246,997
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	5,218,275	0	0	0
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	3,130,965	0	0	0
DEUTSCHE BANK (8) (7)	YES	18/04/2012	26/04/2017	6.13							0	0	0	0	0	1,833,815
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,563,561
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75							0	0	0	0	0	12,823,825
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63							0	0	0	0	0	6,383,638
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	22,491,175
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63							0	0	0	0	0	13,340,415
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	3,019,151	0
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	4,692,752	0	0
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							0	0	0	0	0	12,692,122

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	25,315,648
DEUTSCHE BANK (1) (7)	YES	25/05/2011	03/06/2041	6.50							0	0	0	0	0	32,289,425
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	19,160,785
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	123,033
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/12/2045	6.63							0	0	0	0	0	12,831,941
DEUTSCHE BANK (1) (7)	YES	19/06/2012	27/06/2044	5.50							0	0	0	0	0	22,310,188
DEUTSCHE BANK (1) (7)	YES	18/01/2012	24/01/2022	4.88							0	0	0	0	0	26,671,235
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.50							0	0	0	0	0	39,227,168
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							0	0	0	19,166,582	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,901,901
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	1,008,607
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	305,237
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,378,658
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,059,485
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	120,103
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	1.02							8,831,205	0	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	14,118,543	0
MELLON BANK N.A. (2) (7)	YES	05/08/2003	05/08/2013	6.25							0	8,305,025	0	0	0	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.88							0	0	642,605	1,245,047	1,445,861	2,449,932
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	3.81							107,101	610,475	1,081,718	0	0	0
INT DEV NO PAG	NOT		31/12/2012	0.00							7,085,840	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	28/09/2020	1.07							0	0	0	0	0	10,595,840
CREDIT AGRICOLE CIB (1) (7)	YES	26/06/2012	20/12/2022	2.00							0	257,042	514,084	514,084	514,084	3,324,249
CREDIT AGRICOLE CIB (1) (7)	YES	28/06/2012	20/12/2022	1.95							0	257,042	514,084	514,084	514,084	3,320,709
CREDIT AGRICOLE CIB (1) (7)	YES	25/07/2012	20/12/2022	1.70							0	257,042	514,084	514,084	514,084	3,322,413
INT DEV NO PAG	NOT		31/12/2012	0.00							630	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					869,948	12,487,400	18,490,180	17,447,165	17,480,108	49,032,063	16,024,776	9,686,626	11,615,815	33,503,635	20,125,807	332,561,443

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
Otros Proveedores	NOT				0	57,490,145										
TOTAL SUPPLIERS					0	57,490,145					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
Otros Pasivos Circulantes	NOT				0	23,070,387	0	0	0	0						
Otros Pasivos no Circulantes	NOT				0	0	939,714,421	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	23,070,387	939,714,421	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					3,635,179	94,047,932	959,537,934	18,613,832	18,646,775	50,185,667	32,724,491	52,906,552	44,517,104	51,432,858	59,689,761	378,714,502

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	12.85210
(2) EUROS	EUR	16.61005
(3) JAPANESE YEN	JPY	0.16556
(4) STERLING POUND	GBP	20.87310
(5) SWISS FRANCS	CHF	13.71329
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	4.80542
(8) AUSTRALIAN DOLLAR	AUD	12.29631

TYPE OF RATE

(7) FIXED RATE

(8) LIBOR RATE

(9) FLOATING RATE

(10) DISCOUNT RATE

NOTES

TYPE OF RATE
(11) TIIE RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	14,277,111	183,490,859	45,485	584,577	184,075,436
CURRENT	14,200,837	182,510,577	45,475	584,449	183,095,026
NON CURRENT	76,274	980,282	10	128	980,410
LIABILITIES POSITION	47,007,481	604,144,864	9,605,222	123,447,280	727,592,144
CURRENT	13,062,720	167,883,399	1,743,840	22,412,012	190,295,411
NON CURRENT	33,944,761	436,261,465	7,861,382	101,035,268	537,296,733
NET BALANCE	-32,730,370	-420,654,005	-9,559,737	-122,862,703	-543,516,708

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	12.85210
AUSTRALIAN DOLLAR		12.29631
JAPANESE YENS	JPY	0.165560
STERLING POUNDS	GBP	20.8731
EUROS	EUR	16.6100
SWISS FRANC	CHF	13.71329
CANADIAN DOLLAR		13.12108

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE RESPECTIVE PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **03** YEAR: **2012**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS:	0	0	0		
FUEL OIL	199	71,136,717	100.00		CFE
DIESEL	397	141,783,726	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	280	46,681,002	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	716	241,103,385	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	82	29,524,013	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	59	27,379,116	100.00		ASA
OTHER REFINED PRODUCTS	79	12,287,103	100.00		DISTRIBUIDORES
PETROCHEMICAL PRODUCTS:	0	0	0		
METHANE DERIVATIVES (A)	903	4,481,657	79.00		
ETHANE DERIVATIVES (B)	959	13,563,275	44.00		
AROMATICS AND DERIVATIVES (C)	113	2,048,942	24.00		
PROPYLENES AND DERIVATIVES (D)	51	4,264,832	28.00		
OTHER PETROCHEMICALS (E)	1,180	3,294,614	0.00		
DRY GAS	3,381	36,345,917	0.00		(F)
SERVICES INCOME	0	5,352,920	0.00		
REDUCTION DUE TO DEPLETION	0	-2,320,790	0		
EXPORT INCOME					
CRUDE OIL(TBD)	1,239	467,189,800	0	(G)	(H)
REFINED PRODUCTS(TBD)	174	50,466,900	0		(I)
PETROCHEMICAL PRODUCTS (TT)	497	2,476,800	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
MARGINAL EFFECT OTC	0	69,249,539	0		
TOTAL	**10,309**	**1,226,309,468**			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - AUGUST 2012 WAS TAKEN.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS OUT OF ORDER FOR AN INDEFINITE PERIOD OF TIME).

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME

(THOUSAND PESOS)

Final Printing

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JAN-SEP 2012): 77.1% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHILE THE REMAINING 22.9% WAS DISTRIBUTED AS FOLLOWS: 14.1% TO EUROPE, 3.6% TO THE REST OF THE AMERICAN CONTINENT AND 5.3% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX's PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE PERIOD JANUARY-SEPTEMBER OF 2012 WAS 3.21%.
(I) PEMEX's PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed regulations relating to market risk management, which are comprised of policies and guidelines applicable to Petróleos Mexicanos and the subsidiary entities that promote an integrated scheme for market risk management, regulate the use of DFIs, guide the development of hedging strategies and provide strategies for the formulation of risk limits.

Risk management regulatory framework of Petróleos Mexicanos and the subsidiary entities establish that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with internal procedures.

Petróleos Mexicanos and the subsidiary entities have a policy of reducing the impact of market risk on their financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to their liabilities.

Finally, the PMI Group has implemented a regulatory framework in risk management, which consists of policies, guidelines, procedures and instructions that guarantee the application of essential risk controls, in accordance with industry best practices, such as the generation of periodic portfolio risk reports for decision makers and upper management. In addition, the PMI Group has its own risk management subcommittee which, among other activities, supervises the trading of DFIs.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, Pemex-Gas and Basic Petrochemical's domestic sales of LPG have been subject to price controls imposed by the Mexican Government. This price control scheme fixes the sale price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps, given that propane is the primary component of LPG. During 2010 and 2011, we did not enter into any DFIs to mitigate risks associated with the purchase and sale of LPG.

During June 2012, Pemex-Gas and Basic Petrochemicals hedged the price of propane for approximately 50% of its imports volume for the period from July to December of 2012, through swaps contracts.

We reexamine our price risk exposure periodically in order to determine the optimal strategy to be implemented for a specific period of time.

PMI Trading, Ltd. periodically enters into DFIs to mitigate risk generated from the purchase and sale of refined products and natural gas liquids, decreasing the volatility of its income. PMI Trading, Ltd. policies establish upper limits of capital at risk for each portfolio, which are compared daily with their corresponding value-at-risk in order to carry out risk mitigation mechanisms if necessary.

PEMEX did not hedge the price risk associated with any of its crude oil production from 2007 to the third quarter of 2012.

Foreign Exchange Rate Risk

Most of our debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding or expose us to foreign exchange risk. For non-U.S. dollar and peso issuances, since 1991, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in units of investment (UDIs), which we swap into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars.

The underlying currencies of the swaps traded are euro, swiss franc, japanese yen, pound sterling and australian dollar versus US dollar, and UDIs versus Mexican peso.

Interest Rate Risk

Given the debt profile described above, we are exposed to fluctuations in interest rates on short- and long-term floating rate instruments. The main exposure observed is to U.S. dollar LIBOR interest rate and to the Mexican Interbank Interest Rate (TIIE). Through its issuances, Petróleos Mexicanos has sought to achieve a desired mix of fixed and floating rate instruments in its debt portfolio. On occasions, to follow the strategy of offsetting expected inflows and outflows, we have entered into interest rate swaps.

The cross-currency and interest rate swaps described above are entered into to hedge financial risk related to PEMEX's operations, mainly liabilities. Notwithstanding their purpose, these transactions do not qualify for accounting purposes as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that the profits or losses arising from these DFIs are generally offset by profits or losses from the positions to which they relate.

Credit Risk

When the fair value of DFIs is favorable to PEMEX, we face the risk that counterparties will not be able to meet their obligations. To reduce this risk, we monitor our counterparties' creditworthiness and credit exposure risk in our DFIs. Additionally, we enter into DFIs mostly with major financial institutions and maintain a diversified portfolio.

Moreover, we have entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting PEMEX's exposure with its counterparties to a specific threshold amount. During 2010 and 2011, the specified thresholds were reached in seven and four cross-currency swaps used to hedge exposure to the euro and pound sterling, respectively and five swaps during the first three quarters of 2012. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark to market value to zero on the resetting date.

Instruments Entered Into For Trading Purposes

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which Petróleos Mexicanos pays variable amounts and receives total return on the Repsol shares.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol YPF through its affiliate PMI Holding B.V. In order to protect that investment, PMI Holding B.V. entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. The DFIs expiring in 2012, corresponding to 19,068,080 shares, matured during August.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the position opposite those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to the DFIs.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis and in accordance with International Financial Reporting Standards (IFRS). Fair value represents the price at which one party would assume the rights and obligations of the other, and it is calculated for each DFI through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps which prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFIs portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standard 7 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39 for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Comprehensive Financing Result (CFR).

As of September 30, 2012 and 2011, the net fair value of PEMEX's DFIs was Ps. 3,191,677 and Ps. 3,895,393, respectively. As of September 30, 2012 PEMEX did not have any DFIs designated as cash flow hedges. The net fair value of PEMEX's DFIs as of September 30, 2011 included Ps. 109,409 related to the net fair value of DFIs designated as cash flow hedges and recognized in equity under other comprehensive loss.

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and the change in their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

For the period ended September 30, 2011, a net loss of Ps. 291 was reclassified from other comprehensive loss into the interest expense component of CFR. For the period ended September 30, 2012, no amount was reclassified from other comprehensive loss into the interest expense component of CFR.

For the periods ended September 30, 2012 and 2011, PEMEX recognized a net loss of Ps. 7,487,320 and Ps. 388,940, respectively, in CFR with respect to DFIs treated as non-hedges.

As of September 30, 2012 and 2011, PEMEX analyzed several agreements relating to, among other things, services in connection with works projects, acquisitions and insurance commitments. Some of these agreements were entered into by PEMEX in foreign currencies; nevertheless in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

As of September 30, 2011, PEMEX recognized a gain of Ps. 170,077, in the CFR with respect to the embedded derivative generated in the Accelerated Share Purchase Transaction of Repsol's shares.

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos as of September 28, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Interest Rate Swaps	Hedging	8,100,000	TIIE 28d = 4.8075%	TIIE 28d = 4.77%	(254,789)	(512,581)	600,000	7,500,000	0	0	0	0	0
Currency Swaps	Hedging	115,576,839	MXN = 12.8521 1/EUR = 1.28597 1/GBP = 1.6167 JPY = 77.955 UDI = 4.803824 CHF = 0.93976 AUD = 1.03783 Exchange rates against US dollar.	MXN = 13.6530 1/EUR = 1.26671 1/GBP = 1.57073 JPY = 79.795 UDI = 4.740293 CHF = 0.94855 AUD = 1.02376 Exchange rates against US dollar.	674,372	(1,053,557)	197,724	18,171,842	9,778,583	1,058,114	662,667	85,707,909	0
Currency Swaps with credit linked options	Hedging	16,320,259	1/EUR = 1.28597 JPY = 77.955 Exchange rates against US dollar.	1/EUR = 1.26671 JPY = 79.795 Exchange rates against US dollar.	1,562,649	1,268,208	0	0	0	0	13,218,385	3,101,874	0

TABLE 1
Equity Derivatives
(in shares, except as noted, as of September 28, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Equity Swaps	Trading	58,679,799	Repsol YPF = 15.09 Euro share price.	Repsol YPF = 12.64 Euro share price.	(693,486)	(6,388,520)	10,000,000	48,679,799	0	0	0	0	0

TABLE 1

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of September 28, 2012)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Long Swaps	Trading	11,882,055	2.51	2.28	(203,417)	(373,038)	6,159,996	5,183,709	279,150	145,200	114,000	0	0
Short Swaps	Trading	(11,860,806)	2.51	2.28	210,548	381,708	(6,160,746)	(5,161,710)	(279,150)	(145,200)	(114,000)	0	
European Call													
Long	Trading	6,000,641	2.51	2.28	19,152	18,111	900,901	2,974,976	1,620,564	317,400	178,800	8,000	
Short		(6,023,651)			(19,031)	(17,865)	(900,901)	(2,997,986)	(1,620,564)	(317,400)	(178,800)	(8,000)	

(1) Representative underlying asset value.

TABLA 1

Propane Derivatives

(in thousands of pesos, except as noted, as of September 28, 2012)

Derivative Type	Hedging/ Trading	Volume (in gallons)	Underlying value (U.S. $ per gallon)[1]		Fair Value		Year of expected maturity date (in gallons)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter							
Long Swaps	Trading	142,968,000	0.83	0.83	169,630	49,356	142,968,000	0	0	0	0	0	0

(1) Representative underlying asset value.

TABLE 1

Petroleum Products Derivatives

(in thousands of pesos, except as noted, as of September 28, 2012)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel) (2)		Fair Value		Year of expected maturity date (in millions of barrels)						Collateral delivered (3)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Futures	Hedging	(2.0)	140.4	114.5	(87,243)	(179,392)	(2.0)	0	0	0	0	0	0
Over The Counter Swaps	Hedging	(2.0)	99.3	87.9	30,551	105,562	(2.0)	0	0	0	0	0	0
Exchange Traded Swaps	Hedging	(0.4)	99.3	87.9	19,412	148,203	(0.4)	0	0	0	0	0	0

(1) Net Position.

(2) Representative underlying asset value per barrel

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps. 305,398,360.40 Ps.

TABLE 1

Financial Derivative Instruments from Treasury

(in thousands of pesos, except as noted, as of September 28, 2012)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value (Libor 1 Month)		Fair Value		Year of expected maturity date						Collateral delivered (1)
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2012	2013	2014	2015	2016	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	912,449	Libor 1M = 0.21425%	Libor 1M = 0.24575%	(86,403)	(88,369)	(20,667)	(85,018)	(89,022)	(93,202)	(97,360)	(527,179)	0
Over The Counter FX Forwards	Hedging	8,850,384	EUR/USD = 1.2924	EUR/USD = 1.2667	(225,260)	(637,372)	0	4,425,192	4,425,192	0	0	0	0
Equity Options	Trading	38,136,160 shares	Repsol YPF = 15.09 Euro share price.	Repsol YPF = 12.64 Euro share price.	1,679,866	3,469,081	0	19,068,080 shares	19,068,080 shares	0	0	0	0

(1) The fair value of derivative financial instruments (DFI) traded in the over the counter market is associated to credit lines of counterparties with an excellent credit quality with whom PMI has established bilateral relations.

The information in these tables has been calculated using the exchange rates as of June 29, 2012 of Ps. 13.653 = U.S. $1.00 and September 28, 2012 of Ps. 12.8521 = U.S. $1.00.

The information in these tables has been calculated using the exchange rates as of June 29, 2012 of Ps. 16.96522 = EUR $1.0 and September 28, 2012 of Ps. 16.61005 = EUR $1.00.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________________

Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: December17 , 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.